Exhibit 99.4

PRO FORMA VALUATION REPORT

ANCHOR BANCORP
Lacey, Washington

PROPOSED HOLDING COMPANY FOR:
ANCHOR BANK
Aberdeen, Washington

Dated As Of:
August 20, 2010
________________________________________

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201
________________________________________

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

August 20, 2010

Board of Trustees
Anchor Mutual Savings Bank
120 North Broadway
Aberdeen, Washington 98520

Members of the Board of Trustees:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”), which are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Washington Department of Financial Institutions (“DFI”) in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Trustees of Anchor Mutual Savings Bank (“Anchor” or the “Bank”) adopted a plan of conversion on July 15, 2008. Pursuant to the plan of conversion, the Bank will convert from the mutual savings bank form of organization to a stock savings bank form and become a wholly owned subsidiary of Anchor Bancorp (“Anchor Bancorp” or the “Company”) a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank, which will be renamed “Anchor Bank.” Anchor Bancorp will offer shares of common stock to eligible depositors of Anchor, to certain newly-formed stock benefit plans for officers, trustees and employees and others. Following the completion of the offering, Anchor Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

At this time, no other activities are contemplated for Anchor Bancorp other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Trustees
August 20, 2010

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed Anchor Bancorp’s and the Bank’s regulatory applications, including the prospectus as filed with the Washington Department of Financial Institutions and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank, that has included due diligence related discussions with Anchor’s management; Moss Adams LLP, the Bank’s independent auditor; Breyer and Associates, P.C., Anchor’s conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Anchor operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Anchor and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Anchor Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Anchor’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Anchor’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of

Board of Trustees
August 20, 2010

the Bank. The valuation considers Anchor only as a going concern and should not be considered as an indication of the Bank’s liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that Anchor intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 20, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Anchor Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Anchor Bancorp

Board of Trustees
August 20, 2010

as of or for the periods ended June 30, 2010, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Anchor Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Anchor Bancorp’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

	Introduction	I.1
	Plan of Conversion	I.1
	Strategic Overview	I.2
	Balance Sheet Trends	I.4
	Income and Expense Trends	I.9
	Interest Rate Risk Management	I.13
	Lending Activities and Strategy	I.14
	Asset Quality	I.18
	Funding Composition and Strategy	I.19
	Legal Proceedings	I.20

CHAPTER TWO	MARKET AREA

	Introduction	II.1
	National Economic Factors	II.2
	Interest Rate Environment	II.3
	Market Area Demographics	II.4
	Summary of Local Economy	II.8
	Unemployment Data and Trends	II.9
	Market Area Deposit Characteristics/Competition	II.10
	Summary	II.12

CHAPTER THREE	PEER GROUP ANALYSIS

	Peer Group Selection	III.1
	Financial Condition	III.6
	Income and Expense Components	III.8
	Loan Composition	III.12
	Credit Risk	III.12
	Interest Rate Risk	III.15
	Summary	III.15

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington
(continued)

DESCRIPTION			PAGE NUMBER

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			IV.1
Appraisal Guidelines			IV.1
RP Financial Approach to the Valuation			IV.1
Valuation Analysis			IV.2
1.	Financial Condition		IV.2
2.	Profitability, Growth and Viability of Earnings		IV.4
3.	Asset Growth		IV.6
4.	Primary Market Area		IV.6
5.	Dividends		IV.8
6.	Liquidity of the Shares		IV.8
7.	Marketing of the Issue		IV.9
	A.	The Public Market	IV.9
	B.	The New Issue Market	IV.15
	C.	The Acquisition Market	IV.16
8.	Management		IV.19
9.	Effect of Government Regulation and Regulatory Reform		IV.19
Summary of Adjustments			IV.19
Valuation Approaches			IV.20
1.	Price-to-Earnings (“P/E”)		IV.21
2.	Price-to-Book (“P/B”)		IV.22
3.	Price-to-Assets (“P/A”)		IV.24
Comparison to Recent Offerings			IV.24
Valuation Conclusion			IV.24

RP® Financial, LC.

LIST OF TABLES
ANCHOR BANK
Aberdeen, Washington

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	I.5
1.2	Historical Income Statements	I.10

2.1	Summary Demographic Data	II.5
2.2	Market Area Unemployment Trends	II.9
2.3	Deposit Summary	II.11
2.4	Market Area Counties Deposit Competitors	II.13

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Inc as a % of Average Assets and Yields, Costs, Spreads	III.9
3.4	Loan Portfolio Composition and Related Information	III.13
3.5	Credit Risk Measures and Related Information	III.14
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.16

4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.17
4.3	Market Pricing Comparatives	IV.18
4.4	Valuation Adjustments	IV.20
4.5	Public Market Pricing	IV.23

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Anchor is a Washington-chartered mutual savings bank headquartered in Aberdeen, Grays Harbor County, Washington. The Bank serves the western area of Washington State, including the southern portion of the Seattle-Tacoma-Bellevue metropolitan statistical area through its main office in Aberdeen and 16 branch offices, six that are located in the headquarters market area of Grays Harbor County, and seven that are located in the Olympia-Tacoma region. Three other branches are located to the south of the Olympia-Tacoma region, and on the Washington State portion of the Portland, Oregon metropolitan area to the south. The Bank’s offices are located in six different counties, as shown in a map of the Bank’s branch offices provided in Exhibit I-1. Anchor is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the FDIC. At June 30, 2010, Anchor had $544.8 million in assets, $355.8 million in deposits and total equity of $44.7 million, equal to 8.20% of total assets. Anchor’s audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On July 15, 2008, the Board of Trustees of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of Anchor Bancorp, a newly formed Washington corporation. Anchor Bancorp will offer 100% of its common stock to qualifying depositors of Anchor in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Anchor Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Anchor’s sole subsidiary. A majority of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Anchor has been serving the western Washington State area since its founding in 1907. Following a long history of serving the Aberdeen/Grays Harbor County area, the Bank began expanding the market area served, initially into the Thurston County/Olympia region. By 1994, the Bank operated a total of six offices, with three offices in rural Grays Harbor County and three offices in the Olympia, Washington area. The branch office network expanded to 20 offices by 2008 (which included nine supermarket branches); subsequently four of the supermarket branches were closed in 2009 as part of cost-cutting efforts. One additional branch, located in Pierce County, is scheduled to close on August 31, 2010. The current 16 office network is located in six Washington counties, with five of these offices in supermarket locations. In connection with this growth in the branch office network, in the past two decades the Bank has also diversified the lending operations beyond residential first mortgage lending to include construction/land, commercial real estate/multi-family, commercial business, and consumer loans, including home equity loans. The growth in funding and lending resulted in Anchor reaching an asset base of approximately $700 million in early 2009 and an equity base that totaled approximately $64 million in early 2008. In particular, the Bank’s construction lending activities became quite active, resulting in portfolio of construction loans of approximately $111 million, or 22% of loans receivable, as of June 30, 2008.

Similar to the rest of the nation, the Bank’s market area of the Pacific Northwest has experienced an economic recession over the past 18-24 months, which has resulted in materially higher levels of unemployment for residents, reductions in economic activity for many businesses, and declines in real estate prices, for both residential and commercial property. This has resulted in increased levels of home foreclosures. As a result, the Bank has experienced substantially higher levels of loan delinquencies and defaults by borrowers (both retail and commercial), leading to a net loss in fiscal 2009 and minimal profitability in fiscal years 2008 and 2010. A majority of the loan delinquencies and defaults have occurred in the portfolio of construction/land development loans, a situation evident in many areas of the country.

Primarily as a result of the increased level of non-performing assets (“NPAs”), and the related impact of losses on the equity position of the Bank, on August 12, 2009 Anchor became subject to an Order to Cease and Desist (the “Order”) issued by the FDIC and the DFI. Under

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

this Order, the Bank agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance. The key financial requirement of the Order is that the Bank attain and maintain a tier 1 regulatory capital ratio of 10%. The Bank also accepted certain operating restrictions as part of the Order. The mutual-to-stock conversion is being pursued, in part, to attain the 10% tier 1 regulatory capital level required by the Order and to strengthen the Bank’s capital position.

Anchor has aggressively addressed the stressed operating environment by limiting new lending activities, increasing the monitoring of performing loans, reducing lending concentrations, particularly in the area of construction/land development lending, increasing liquidity, and reducing non-performing assets (“NPAs”) through writedowns, collections, modifications and sales of non-performing loans and real estate owned (“REO”). Experienced personnel have been added to the lending operations to improve loan monitoring and analysis. Anchor has made substantial progress towards resolving existing NPAs and reducing the level of assets that go to non-performing status. Total NPAs declined by 45% during fiscal 2010 and consistent further reductions are fully expected to occur. The portfolio of construction/land development loans has declined by 60% over the past two fiscal years, and represented only11% of total loans as of June 30, 2010.

In addition to the success in reducing NPAs, Anchor has improved its financial condition and equity/assets ratio by reducing the asset size of the balance sheet. Wholesale deposit funds such as brokered deposits have been reduced through rollouts at maturity, and money market accounts have declined due to the expiration of an initial promotional rate and use of less aggressive pricing on these types of deposits. Through fiscal 2009, the deposit base was expanded to support the active lending operations in the strong economic and business environment that existed at that time. As a reaction to the economic downturn, and accompanying asset quality issues which led to the net loss for fiscal 2009, the Bank reduced total deposits by 25% in fiscal 2010, and total assets by 16%. In addition, as a condition of the Order, the Bank was not able to renew any brokered deposit funds upon reaching maturity; brokered deposits thus declined by $63 million during fiscal 2010 to a balance of $21 million as of June 30, 2010. Continued rollouts of the remaining brokered deposits as the accounts reach maturity will occur as required by the Order. As a result of the asset size reduction achieved during fiscal 2010, the Bank’s equity/assets ratio improved from 6.58% at June 30, 2009 to 8.20% as of June 30, 2010.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

Other strategic actions taken by Anchor in the recent past have included reductions in operating expenses through a variety of actions. As noted above, four supermarket branch offices that did not meet required profitability levels were closed in fiscal 2009. A company-wide review of the expense base was conducted, and expenses were reduced in many other areas as appropriate. These reductions in operating expenses have assisted in offsetting additional expenses incurred in the ongoing workout of NPAs and other expenses related to the current economic environment.

The equity from the stock offering will increase the Bank’s liquidity, leverage and growth capacity and the overall financial strength. Anchor’s higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities (“IEA/IBL”) ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

●
The Company. The Company is expected to retain an estimated 10% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.

●
The Bank. A majority of the net conversion proceeds will be infused into the Bank as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the most recent five fiscal years. During this period, Anchor’s balance sheet has declined at a 0.9% annual rate, with loans receivable, representing a majority of the asset base, decreasing at a slightly faster rate. Assets increased steadily from fiscal 2005 through 2009, to a high of $652.4 million, before declining by $107.6 million, or 16.5% in fiscal 2010. As described above, the recent rise in asset quality issues and operating losses has resulted in the Bank acting to reduce assets in order to improve the equity/assets ratio. Asset growth from 2005 to 2009 was funded with increasing levels of deposits and borrowings, with borrowings increasing as a percent of total funding liabilities. The balance sheet shrinkage during fiscal 2010 was achieved through a reduction in deposits, primarily wholesale brokered certificates of deposit and higher cost money

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

Table 1.1
Anchor Mutual Savings Bank
Historical Balance Sheet Data

											6/30/06-
											6/30/10
	As of June 30,										Annual
	2006		2007		2008		2009		2010		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$565,295	100.00%	$608,696	100.00%	$626,445	100.00%	$652,435	100.00%	$544,829	100.00%	-0.92%
Loans Receivable (net)	441,659	78.13%	478,140	78.55%	491,686	78.49%	480,089	73.58%	393,358	72.20%	-2.85%
Cash and Equivalents	7,892	1.40%	10,916	1.79%	11,003	1.76%	42,388	6.50%	32,831	6.03%	42.82%
Investment Securities	74,198	13.13%	75,987	12.48%	77,666	12.40%	79,867	12.24%	58,814	10.79%	-5.64%
FHLB Stock	5,503	0.97%	5,503	0.90%	6,123	0.98%	6,510	1.00%	6,510	1.19%	4.29%
Fixed Assets	14,750	2.61%	15,258	2.51%	15,530	2.48%	15,413	2.36%	14,435	2.65%	-0.54%
Other Real Estate Owned	1,794	0.32%	2,087	0.34%	1,524	0.24%	2,990	0.46%	14,570	2.67%	68.81%
Mortgage Servicing Rights	704	0.12%	572	0.09%	652	0.10%	875	0.13%	924	0.17%	7.03%
BOLI	14,307	2.53%	14,919	2.45%	15,537	2.48%	16,217	2.49%	16,920	3.11%	4.28%
Deferred Tax Asset/Inc. Tax Rec.	0	0.00%	378	0.06%	2,475	0.40%	3,739	0.57%	2,097	0.38%	NM
Other Assets	4,488	0.79%	4,937	0.81%	4,249	0.68%	4,347	0.67%	4,370	0.80%	-0.66%
Deposits	$399,084	70.60%	$443,354	72.84%	$389,949	62.25%	$471,713	72.30%	$355,788	65.30%	-2.83%
FHLB Advances, Other Borrowed Funds	99,943	17.68%	96,665	15.88%	165,165	26.37%	129,500	19.85%	136,900	25.13%	8.18%
Other Liabilities	10,044	1.78%	8,157	1.34%	8,969	1.43%	8,308	1.27%	7,471	1.37%	-7.13%

Equity	$56,224	9.95%	$60,520	9.94%	$62,362	9.95%	$42,914	6.58%	$44,670	8.20%	-5.59%

Loans/Deposits		110.67%		107.85%		126.09%		101.78%		110.56%
Offices Open	17		20		20		16		16

(1) Ratios are as a percent of ending assets.

Source: Audited and unaudited financial statements; RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

market funds. Equity increased steadily through fiscal 2008, reflecting net profits during this period; subsequently the above described operating losses have reduced the equity base to $44.7 million at June 30, 2010, a reduction of $18.0 million, or 28.4% since June 30, 2008. A summary of Anchor’s key operating ratios for the past five years is presented in Exhibit I-3.

The Bank’s loan portfolio totaled $393.4 million, or 72.2% of assets at June 30, 2010, a notable decline from $480.1 million, or 73.6% of assets one year earlier. From fiscal 2006 through 2008 Anchor’s loans/assets ratio remained stable at approximately 78%, reflecting a strong emphasis on lending operations. The recent operating strategy of reducing loan originations and workouts of problem loans has reduced the loans/assets concentration as of June 30, 2010 to 72.2% of assets. The increased dependence on borrowed funds for funding in fiscal 2010 resulted in the loan/deposit ratio increasing from 101.8% at June 30, 2009 to 110.6% at June 30, 2010.

The Bank’s loan portfolio is a result of a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has also been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially. As noted above, the balances of construction/land loans have been decreasing in the last two years due to the de-emphasis of these loans in the current economic environment. At June 30, 2010, 10.9% and 26.9% of total loans consisted of construction/land and 1-4 family first mortgage residential loans, compared to 22.2% and 23.0%, respectively as of June 30, 2008. Since June 30, 2006, consumer loans, including home equity loans, increased from 10.5% to 15.6% of total loans. Total commercial loans (real estate and non-real estate) remained relatively stable from fiscal 2006 to June 30, 2010. Multi-family residential loans decreased from fiscal 2006 to 2010 from 14.6% to 12.1% of total loans.

The residential mortgage loan portfolio consists of both fixed and adjustable rate loans as the Bank attempts to generally sell longer term fixed rate loans into the secondary market, or alternatively, has historically securitized small pools of fixed rate loans into Freddie Mac issued mortgage-backed securities (“MBS”) which are then held in the investment portfolio. The majority of the Bank’s 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Anchor typically retains servicing on loans that are sold into the secondary market. The

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

mortgage servicing rights (“MSRs”), which are capitalized, totaled $924,000 as of June 30, 2010, reflecting a portfolio of loans serviced for others of $160.2 million as of that date.

The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Anchor’s overall credit and interest rate risk objectives. Historically, the level of such assets remained in the range of 1.5% to 2.0% of assets, which was sufficient for daily operational needs. The ratio of cash, equivalents and investments to assets increased as a percent of assets in fiscal 2009 given the uncertain operating environment and an increased emphasis on liquidity. As of June 30, 2010, the Bank’s portfolio of cash and cash equivalents totaled $32.8 million, equal to 6.0% of assets.

The investment securities portfolio, which includes MBS, U.S. government agency obligations and municipal bonds remained at approximately $75 to $80 million from 2005 to 2009. As of June 30, 2010, the investment portfolio declined to $58.8 million, as a portion of investments was used as liquidity to fund deposit withdrawals. .At June 30, 2010, investment securities include MBS held as available for sale (“AFS”), $42.2 million, and held-to-maturity (“HTM”) $10.6 million (see Exhibit I-4 for the investment portfolio composition). All MBS are backed by fixed rate loans originated by Anchor and then pooled into Freddie Mac MBS. High quality short-to-intermediate term U.S. agency securities (with effective durations of less than 10 years) comprise another segment of the investment portfolio, totaling $3.2 million at June 30, 2010. Beyond these investments, the Bank held $3.6 million of municipal bonds (essentially all classified as AFS) that provide tax advantaged income, and $6.5 million of FHLB stock. No major changes to the composition of the investment portfolio are anticipated over the near term. With respect to management of the investment portfolio, Anchor intends to limit the practice of securitizing portfolio loans into MBS, and in the future sell loans on a servicing released basis, while purchasing agency backed MBS on the open market. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

The Bank’s 16 office locations include eight owned offices and eight leased offices. The administrative office in Aberdeen is a 7,410 square foot building with a net book value of approximately $2.7 million at June 30, 2010. There are no retail deposit services at this location. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $14.4 million, or 2.7% of assets as of June 30, 2010. This investment in fixed assets reduces the level of interest earning assets on the balance sheet.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

Reflecting the level of NPAs, including problem loan credits, Anchor has made significant progress in gaining ownership of these assets through foreclosure. As of June 30, 2010, Anchor held a balance of other real estate owned (“OREO”) of $14.6 million, or 2.7% of assets, a notable increase from historical levels. However, gaining ownership of these properties allows the Bank to dispose of such assets in a manner that is most beneficial to the Bank and its financial condition.

As of June 30, 2010, Anchor held a balance of bank owned life insurance (“BOLI”), $16.9 million, which reflects growth since the end of fiscal 2006 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Over the past five years, Anchor’s funding needs have been supported with both retail and wholesale (brokered) deposits, with an increasing trend of supplemental funding provided by borrowings, and retained earnings. While the balance of the Bank’s deposits remained essentially unchanged from fiscal 2006 to 2010, deposits fluctuated from fiscal 2006 to 2009 as funding shifted from deposits to borrowings based on funding needs and the interest rate environment. During fiscal 2010, deposits declined by $115.9 million, or 25%, reflective of the fiscal 2010 balance sheet shrinkage strategy. This recent decline in deposits was primarily realized in the maturity and withdrawal of brokered certificates of deposit (“CDs”), which were not able to be retained due to a condition of the Order; the withdrawal of these funds enabled the overall reduction in assets. In addition, a portion of the higher cost money market account portfolio was withdrawn due to a less aggressive product pricing strategy. Deposits as a percent of assets ranged from a high of 72.8% at year end 2007 to a low of 62.3% at year end 2008. As of June 30, 2010, the Bank’s deposits totaled $355.8 million, of which $21 million were brokered deposits. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 23.6% of deposits at June 30, 2010, versus 20.0% of total deposits at year end 2007. The rollout of brokered CDs in the most recent periods facilitated the increase in the concentration of core deposits comprising total deposits since year end 2007.

Over the past five years, Anchor has utilized funding with borrowings to an increasing extent to support asset size, fund lending operations, and to manage funding costs and interest

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.9

rate risk. Borrowings totaled $136.9 million, or 25.1% of assets, at June 30, 2010, with most of the borrowings having maturities of less than 30 months. The Bank’s utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

The balance of equity increased between fiscal 2006 and 2008 as the Bank recorded profitable operations. The net losses experienced in fiscal 2009 and minimal profitability in fiscal 2010 resulted in a net reduction in equity since year end 2006 at an annual rate of 5.6%. Reflecting this decline in equity, the equity-to-assets ratio declined from 9.95% at year end 2006 to 6.58% at June 30, 2009. The targeted asset shrinkage during fiscal 2010 acted to increase the equity-to-assets ratio to 8.20% as of June 30, 2010. All of the Bank’s equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at June 30, 2010. However, the terms of the Order require the Bank to achieve and maintain a 10% tier 1 capital ratio, which is projected to be achieved by the addition of stock proceeds. The pro forma return on equity (“ROE”) is expected to initially decline given the increased equity position.

Income and Expense Trends

        Table 1.2 presents the Bank’s income and expense trends over the past five fiscal years. After a history of profitable operations, and recording income through fiscal 2008, the previously discussed depressed economic conditions in the Bank’s market area resulted in sharp rises in NPAs, leading to the requirement for substantially increased levels of loan loss provisions in fiscal 2009. For fiscal 2009, Anchor recorded a net loss of $20.3 million, or 3.10% of average assets. The Bank recorded essentially break-even results for fiscal 2010; net income of $420,000, or 0.07% of average assets. The income statement has been affected by various non-operating income or expense items over the past five years, including such items as real estate owned (“REO”) expense, investment securities gains or losses, gains on the sale of loans, and losses on the sale of fixed assets (related to the office closings). Net interest income and operating expenses represent the primary components of the Bank’s income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. In addition to a higher level of loan loss provisions due to recent asset quality issues, an additional reason for lower profitability has been a downward trending net interest income ratio.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.10

Table 1.2
Anchor Mutual Savings Bank
Historical Income Statements

	For the Fiscal Year Ended June 30,
	2006		2007		2008		2009		2010
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest Income	$33,710	6.43%	$40,872	6.71%	$40,131	6.64%	$37,050	5.67%	$32,503	5.47%
Interest Expense	(15,574)	-2.97%	(22,203)	-3.64%	(22,665)	-3.75%	(20,748)	-3.18%	(14,650)	-2.47%
Net Interest Income	$18,136	3.46%	$18,669	3.06%	$17,466	2.89%	$16,302	2.50%	$17,853	3.00%
Provision for Loan Losses	(546)	-0.10%	(720)	-0.12%	(3,545)	-0.59%	(20,263)	-3.10%	(2,615)	-0.44%
Net Interest Income after Provisions	$17,590	3.35%	$17,949	2.95%	$13,921	2.30%	$(3,961)	-0.61%	$15,238	2.56%

Other Income	$5,121	0.98%	$5,814	0.95%	$6,287	1.04%	$5,521	0.85%	$4,812	0.81%
Operating Expense	(17,182)	-3.28%	(18,468)	-3.03%	(18,704)	-3.09%	(22,773)	-3.49%	(20,359)	-3.43%
Net Operating Income	$5,529	1.05%	$5,295	0.87%	$1,504	0.25%	$(21,213)	-3.25%	$(309)	-0.05%

Gain(Loss) on Sale of REO	$45	0.01%	$136	0.02%	$(72)	-0.01%	$(322)	-0.05%	$(10)	0.00%
OREO Reserve	0	0.00%	0	0.00%	(124)	-0.02%	(723)	-0.11%	(3,143)	-0.53%
Gain(Loss) on Sale of Loans	(67)	-0.01%	(48)	-0.01%	(135)	-0.02%	443	0.07%	951	0.16%
Gain(Loss) on Sale of Investments	(46)	-0.01%	0	0.00%	0	0.00%	5	0.00%	88	0.01%
Other Than Temp. Impair on FNMA Pref. Stk.	0	0.00%	0	0.00%	(365)	-0.06%	(635)	-0.10%	0	0.00%
Gain(Loss) on Sale of Fixed Assets	(8)	0.00%	0	0.00%	(24)	0.00%	(731)	-0.11%	(115)	-0.02%
Total Non-Operating Income/(Expense)	(76)	-0.01%	88	0.01%	(720)	-0.12%	(1,963)	-0.30%	(2,229)	-0.38%

Net Income Before Tax	$5,453	1.04%	$5,383	0.88%	$784	0.13%	$(23,176)	-3.55%	$(2,538)	-0.43%
Income Tax Provision (Benefit)	(1,573)	-0.30%	(1,544)	-0.25%	2	0.00%	2,923	0.45%	2,958	0.50%
Net Income (Loss)	$3,880	0.74%	$3,839	0.63%	$786	0.13%	$(20,253)	-3.10%	$420	0.07%

Adjusted Earnings
Net Income	$3,880	0.74%	$3,839	0.63%	$786	0.13%	$(20,253)	-3.10%	$420	0.07%
Add(Deduct): Net Gain/(Loss) on Sale	76	0.01%	(88)	-0.01%	720	0.12%	1,963	0.30%	2,229	0.38%
Tax Effect (2)	(26)	0.00%	30	0.00%	(245)	-0.04%	(667)	-0.10%	(758)	-0.13%
Adjusted Earnings	$3,930	0.75%	$3,781	0.62%	$1,261	0.21%	$(18,957)	-2.90%	$1,891	0.32%

Expense Coverage Ratio (3)	105.6%		101.1%		93.4%		71.6%		87.7%
Efficiency Ratio (4)	73.9%		75.4%		78.7%		104.4%		89.8%
Effective Tax Rate (Benefit) (5)	-28.8%		-28.7%		0.3%		-12.6%		-116.5%

(1)	Ratios are as a percent of average assets
(2)	Assumes a 34% effective tax rate.
(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)
(5)	Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.11

The Bank’s net interest income to average assets ratio declined from 3.46% during 2006 to 3.00% during 2010. While the ratio is supported by the higher yield loan portfolio (which has a significant balance of higher yielding construction, commercial and consumer loans), the ratio is reduced by the higher level of non-accruing loans, which reduce the level of interest income recognized, particularly in fiscal 2009. The decline in the net interest income ratio since fiscal 2006 reflected the higher cost of funding with an increasing level of borrowings over the 2006-2008 time period, the use of brokered deposits in recent periods which are more costly than retail deposits, and the unfavorable yield curve in 2006 and 2007, which narrowed the yield-cost spread. In the most two recent fiscal years, the low interest rate environment has resulted in a sharp decline in overall interest expense levels, while at the same time yields on earning assets have also fallen. The Bank’s interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-5.

Non-interest operating income (“other income”) has trended downward since fiscal 2008. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts and loans constituting the primary source of non-interest income for the Bank. The most recent decrease is primarily due to lower lending activities which has reduced loan fee and other related income, while deposit account fee income has remained relatively stable given the size and composition of the deposit base. Anchor also receives a material level of income from the BOLI investment. For fiscal 2010 other income totaled $4.8 million, or 0.81% of average assets.

Operating expenses represent the other major component of the Bank’s income statement, ranging from a low of 3.03% of average assets during 2007 to a high of 3.49% of average assets during fiscal 2009. Since 2006, operating expenses have generally increased somewhat faster than assets, and totaled $20.4 million, or 3.43% of average assets for fiscal 2010. The increase in the dollar amount of operating expenses since 2006 reflects general inflation costs and the overall costs of operations, including the expansion of the various operating departments of the Bank, such as the loan department. Total operating expenses declined by $2.4 million during fiscal 2010, reflecting the branch closings and other cost savings efforts put into place since 2008. The Bank’s level of operating expenses is indicative of the higher staffing needs associated with the branch office network, and the recent costs of addressing problem asset issues. Likewise, the higher staffing needs associated with generating and servicing transaction and saving account deposits, which comprise a relatively high percentage of the Bank’s deposit composition, have also been a factor. Upward pressure

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.12

will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The decreasing trend in the net interest income ratio since fiscal 2006 has caused the expense coverage ratio (net interest income divided by operating expenses) to gradually decline such that the ratio was 87.7% for the last 12 months compared to 105.6% for fiscal 2006. The relatively strong other income has partially mitigated this decline in the expense coverage ratio. Similarly, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 89.8% during fiscal 2010 was less favorable than the 73.9% efficiency ratio maintained for fiscal 2006. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions increased beginning in fiscal 2008, reflecting the asset quality issues of the Bank. In fiscal 2008, Anchor began to be impacted by the general slowdown of the housing market and the increase in foreclosure activities, in particular related to the construction/land lending program. During fiscal 2009, the Bank incurred a provision of $20.3 million primarily in relation to the construction loan/land portfolio and a rise in delinquencies and problem assets. Reflecting an improvement in the overall asset quality situation, the provision was $2.6 million for fiscal 2010. As of that date, Anchor maintained allowances for loan losses (“ALLLs”) of $16.8 million, consisting of $8.5 million of specific reserves and general reserves of $8.3 million. The total ALLLs equaled 84.98% of non-accruing loans, 47.65% of non-performing assets, and 4.27% of net loans receivable. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past five years.

Non-operating items have had an increasing impact on the Bank’s income statement in recent years and have consisted primarily of writedowns of the value of existing OREO and losses on the resolution of OREO. In addition, the Bank has experienced losses on investment securities and the sale of fixed assets. During fiscal 2009 and 2010, gains on the sale of loans have been recorded, reflecting the securitization efforts.

The Bank’s tax situation has been impacted by the varying levels of income recorded over the past five years, and by the investment in BOLI and municipal bonds. For fiscal years 2006 and 2007, Anchor recorded a tax liability of approximately 29% of pre-tax net income, while for fiscal 2008, the effective tax rate was 0.3% due to the above mentioned factors and the loan loss provisions booked. For fiscal years 2009 and 2010, Anchor recorded tax benefits due

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.13

to the losses incurred. As of June 30, 2010, Anchor recorded a federal income tax receivable of $2.3 million, representing a refund on previous taxes paid. In addition, the Bank maintained a net deferred tax asset of $3.3 million as of June 30, 2010, with most of this balance consisting of the tax benefit of allowance for loan losses recorded in the most recent three fiscal years. However, a valuation allowance equal to $3.0 million has been established against this asset, reflecting the uncertainty as to the timing of the use of this asset. The Bank’s marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Bank’s balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceeded the yields earned on longer-term Treasury bonds. Anchor primarily measures its interest rate risk exposure by modeling the potential changes to its net interest income (“NII”) for a twelve month period under rising and falling interest rate scenarios as well as by assessing the impact to its net portfolio value (“NPV”). As of June 30, 2010 the Net Portfolio Value (“NPV”) analysis, which measures interest rate risk over the longer term by estimating the market value of assets net of the market value of liabilities pursuant to a given change in interest rates, indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 34.2% decline in the Bank’s NPV (see Exhibit I-7). Alternatively, net interest income is projected to decrease by a 13.3% over the first year assuming a positive 200 basis point instantaneous and permanent change in interest rate levels.

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market or securitization when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of June 30, 2010, of the Bank’s total loans due after June 30, 2011, ARM loans comprised 21.8% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.14

Transaction and savings accounts comprised 43.4% of the Bank’s deposits at June 30, 2010. In addition, the Bank structures certain borrowings with maturities that match fund portions of the loan portfolio. The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank’s loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

The Bank’s loan portfolio reflects a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially in recent years. Details of the Bank’s loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank’s loan portfolio by contractual maturity date.

Commercial Real Estate/Multi-Family Lending

The largest segment of the loan portfolio consists of commercial real estate/multi-family loans, which are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential of these types of loans. As of June 30, 2010, commercial real estate/multi-family loans totaled $164.5 million, or 40.4% of the total loan portfolio. Of that amount, approximately 16% was identified as owner-occupied commercial real estate and the remainder, 84%, was secured by income producing, or non-owner occupied property. As of the same date, approximately 74% of the commercial real estate loan portfolio carried fixed rate terms. These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.15

property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

The average loan size of these loan types is approximately $0.8 million, with the Bank’s typical customer consisting of small- to mid-sized businesses located in the market area served. Both fixed and adjustable rate mortgage loans are offered, secured by a wide variety of commercial properties located primarily across the Puget Sound region, including hotels, office space, warehouses, retail centers and office buildings. The variable rate loans are originated with rates that generally adjust after an initial period of three to 10 years, with amortization periods of up to 30 years. These loans are usually indexed to a Federal Home Loan Bank borrowing rate plus an acceptable margin. Fixed rate commercial real estate loans are also originated with terms to maturity up to 10 years with up to 30 year amortization periods. Commercial real estate loans are originated at loan-to-value ratios (“LTV”) generally not above 80% and financial statements are required to be submitted annually. A minimum debt service coverage ratio of 1.2 times is generally required, and In addition, personal guarantees are obtained from the primary borrowers on most credits.

Construction/Land Loans

The Bank has originated residential and, to a lesser extent, commercial construction/land loans, with such loans totaling $44.7 million, or 11.0% of loans outstanding, at June 30, 2010. Anchor has substantially reduced origination activities since fiscal 2007 in this area given the recent depressed economic conditions, the decline in construction activity, and the resultant rise in problem construction/development loans. These types of loans shorten the average duration of the loan portfolio and also support asset yields. The Bank has made loans to individuals for the construction of their own residences (pre-sold properties), which are typically structured as construction/permanent loans. Anchor has also in the past originated loans to speculative homebuilders for the construction of single-family residences and residential development projects (speculative properties), although this lending activity has ceased. The current emphasis in on originating custom construction loans to individual borrowers in an attempt to reduce future credit risk in the overall construction loan portfolio. The maximum loan-to-value ratio on pre-sold loans is generally up to 90% of the appraised value or the sales price. Construction loans on pre-sold properties usually have terms of up to 12 months. Essentially all of the construction loans have rates based on the prime rate of interest, with interest only payments during the construction phase.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.16

While the Bank has originated construction loans in most areas of the market area served by branch offices, a substantial portion of the construction loan portfolio is secured by properties located in the Portland, Oregon metropolitan statistical area. This lending operation was most active prior to 2008, and the loans were obtained through a loan broker relationship. Due to a downturn in the housing market and weaknesses with the builders, delinquencies and problem loans in this portfolio have increased substantially in recent months, and Portland, Oregon-located construction loans currently make up a majority of non-performing assets (“NPAs”). The workout period and amount of losses that may be incurred in this portion of the loan portfolio is uncertain, but represents a significant weakness in the Bank’s loan portfolio and asset quality situation.

Anchor has also originated construction loans on commercial properties, including loans for multi-family, retail space, warehouses and office buildings. These loans generally convert to permanent financing upon completion of construction. The maximum LTV for these loans is usually 80% of the appraised value. Land development loans are also originated to contractors and developers for holding land for future development. These loans are generally limited to LTV’s of 75%, with two year terms at a fixed rate of interest.

Commercial Business Lending

Another segment of the commercial lending activities of Anchor include loans on non-real estate commercial business assets such as business lines of credit, term loans and letters of credit. The Bank originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. As of June 30, 2010, the Bank had $21.7 million of commercial business loans in portfolio, equal to 5.3% of total loans. These loans usually have shorter terms and higher interest rates than real estate loans, and are usually variable-rate, indexed to the prime rate of interest plus a margin. Loan terms generally vary from one to seven years. Loan-to-value ratios for these types of loans are generally limited to 80%. The typical business loan customer is similar to the loan customers for commercial real estate loans.

Residential Real Estate Lending

Anchor has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans both retained in

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.17

portfolio and selectively sold into the secondary market, generally on a servicing retained basis. Past originations and portfolio balances of adjustable rate residential loans have been modest due to customer preferences and competitive factors. As of June 30, 2010, residential first mortgage loans equaled $112.8 million, or 27.7% of total loans, with adjustable rate loans totaling $17.0 million, or 15.1% of total residential first mortgage loans.

Anchor offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, primarily Freddie Mac, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. ARM loans offered by the Bank have initial repricing terms of three, five or seven years. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 15 to 30 years, and loan pricing is established by using Freddie Mac secondary market pricing. Residential loans are generated through Bank’s in-house lending staff. As a result of past loan sales, the Bank maintained a balance of loans serviced for others of $160.2 million as of June 30, 2010. In accordance with Freddie Mac loan underwriting guidelines, most of the Bank’s 1-4 family loans are originated with LTV ratios of up to 80%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV ratio. Going forward, Anchor intends to begin selling loans on a servicing released basis.

Home Equity/2nd Mortgage Loans

Anchor has been active in home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. The Bank originates home equity loans, consisting of loans with adjustable rates tied to the prime rate of interest with terms of up to 20 years and maximum combined LTV ratios of up to 100%, including any underlying first mortgage. 2nd mortgage loans are typically fixed rate, amortizing loans with terms of up to 20 years. Historically the Bank has priced these loans competitively in the local market area. Total 2nd mortgage/home equity loans equaled $42.4 million, or 10.4% of the loan portfolio, as of June 30, 2010.

Consumer Lending

As a full-service community bank, Anchor also originates a variety of consumer loans, including loans secured by automobiles, recreational vehicles, boats, credit cards and personal loans. As of June 30, 2010, consumer loans totaled $21.0 million, or 5.2% of total loans. The

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.18

Bank offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank’s internal loan policies and competitive factors.

Automobile loans totaled $8.9 million at June 30, 2010 and are extended for up to seven years with fixed rates of interest. Effective management of the higher credit risk of such lending is achieved through proper underwriting policies and procedures. The remaining portion of the consumer loan portfolio includes smaller balances of recreational vehicle loans, personal loans, boat loans, and other miscellaneous loans. The Bank intends to continue offering these types of loans as a service to retail customers.

Exhibit I-11 provides a summary of the Bank’s lending activities over the past three fiscal years. Lending volumes have declined over this time period, with total loans originated reaching a high of $176.8 million during the 12 months ended June 30, 2008, decreasing to $67.2 million during fiscal 2010. Within these loan categories, construction/land originations totaled $8.9 million, or 13.3% of total originations for the most recent 12 month period, a substantial reduction from prior periods. Home equity loans comprised a minimal 2.9% of originations. A majority of loan originations in fiscal 2010 consisted of fixed rate residential first mortgage loans ($41.4 million, or 61.6% of total originations), which were originated for sale. Over the past three years, loan purchases were only conducted in fiscal 2008, and consisted solely of commercial real estate loans ($5.8 million). Loan sales, consisting of 1-4 family fixed rate loans and to a lesser extent, commercial real estate loans, totaled $43.1 million for fiscal 2010. During fiscal 2008, certain commercial real estate participation loans of $8.0 million were sold.

Asset Quality

Anchor’s diversified lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Since fiscal 2008, the Bank has experienced a decline in asset quality, particularly in the construction/land loan portfolio. The ratio of non-performing assets (“NPAs”), inclusive of accruing loans past due 90 days or more, real estate owned (“REO”) and repossessed assets, increased notably starting in fiscal 2008 and reached a high of $63.7 million, or 9.8% of assets at June 30, 2009. Reflecting the progress made by the Bank in the most recent fiscal year, as of June 30, 2010, as shown in Exhibit I-12, non-performing assets totaled $35.2 million (6.5% of assets), consisting of $19.8 million of non-accruing loans (71% of which were construction/land loans), $0.9 million of loans

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.19

greater than 90 days delinquent and still accruing (93% of which were construction/land loans), and $14.6 million of OREO. A majority of these NPAs were construction/land loans secured by properties in the Portland metropolitan statistical area.

To track the Bank’s asset quality and the adequacy of valuation allowances, Anchor has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2010, the Bank maintained general and specific reserves of $16.8 million, equal to 4.27% of net loans receivable and 85% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank’s IBL, although over the past five years borrowed funds have increased as the Bank has relied on borrowed funds to a greater extent to fund asset growth objectives. At June 30, 2010 deposits equaled $355.8 million, or 72% of total deposits and borrowings, down from 83% at June 30, 2006. Exhibit I-13 sets forth the Bank’s deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit (“CD”) portfolio at June 30, 2010. CDs constitute the largest portion of the Bank’s deposit base. In 2010, money market accounts decreased as a proportion of total deposits as efforts were made to allow certain higher cost deposits to leave the Bank. In addition, due to the requirements of the Order, wholesale funds such as brokered deposits are not being renewed, resulting in a decline in total certificates for the year ended June 30, 2010.

Transaction and savings account deposits equaled $154.3 million, or 43.3% of total deposits, at June 30, 2010, versus $136.7 million, or 35.1% of total deposits, at June 30, 2008. The balance of the Bank’s deposits consists of CDs, with Anchor’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2010, the CD portfolio totaled $201.5million, or 56.6% of total deposits, and 42.0% of the CDs were scheduled to mature in one year or less. As of June 30, 2010, jumbo CDs (balances exceeding $100,000) amounted to $86.9 million, or 43.1% of total CDs. The Bank maintained approximately $21 million of brokered CDs as of June 30, 2010. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.20

Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs and interest rate risk. Anchor maintained $136.9 million of FHLB advances at June 30, 2010 with a weighted average rate of 3.07%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2011. Exhibit I-15 provides further detail of the Bank’s borrowings activities during the past three years.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

Anchor conducts operations out of the administrative office and 16 branches in Western Washington, including the Puget Sound region of the state. The administrative office for the Bank is located in Aberdeen, in Grays Harbor County, Washington, while the newly formed Company’s headquarters location is in Lacey, Washington, in one of the branch office locations. Aberdeen is located approximately 110 miles southwest of Seattle and 145 miles northwest of Portland, Oregon. The branches extend to Mason County to the northeast, Thurston and Pierce Counties to the east, and Lewis and Clark Counties to the southeast. Exhibit II-1 provides details regarding the Bank’s investment in office facilities.

The market environment in the areas served by Anchor’s branches is highly diverse. Throughout much of the Bank’s history, Anchor’s operations were centered in Aberdeen and Grays Harbor County. Grays Harbor County is a relatively rural market along the central Washington coast where the traditional industries were logging and fishing. The relatively small size of the market coupled with limited growth and a relatively volatile economy based on natural resources led Anchor to expand into the Puget Sound region, including the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area (the “Seattle MSA”), then eventually into the Portland-Vancouver, Oregon-Washington Metropolitan Statistical Area (the “Portland-Vancouver MSA”).

The Pacific Northwest region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy is driven by the Puget Sound are which has had a historical dependence on the aerospace industry which has had periods of strong growth and alternatively, reductions in activity. In the most recent couple of years, the Pacific Northwest region has experienced the national issues related to increased unemployment, home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country. However, over the longer term long-term growth trends are favorable as the market area maintains a highly educated and motivated workforce, and the region remains a desirable place to live.

Future growth opportunities for Anchor depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of

RP® Financial, LC.	MARKET AREA
II.2

Anchor’s market area. The growth potential and the stability provided by the market area have a direct bearing on market value of the Bank and will be factored into our valuation analysis accordingly.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economy activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and drop in real estate values. As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (2.2% annualized growth in the third quarter of 2009 and 5.6% annualized growth in fourth quarter of 2009). The economy expansion continued into 2010, as the GDP grew by 2.7% for the first calendar year quarter of 2010. Notably, a large portion of GDP growth during 2009 and into 2010 has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national inflation rate was 2.07% for the first six months of 2010. The national unemployment rate also revealed a modest recovery in the most recent few months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. The unemployment rate totaled 9.4% as of May 2010, a decline from 9.7% as of December 2009, but still high in compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and

RP® Financial, LC.	MARKET AREA
II.3

projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected the recent improvement in downturn in the national economy, reporting significant volatility and an upward trend over the past 12 months. As an indication of the changes in the nation’s stock markets over the last 12 months, as of June 30, 2010, the Dow Jones Industrial Average closed at 9,774.02, an increase of 15.7% from June 30, 2009, while the NASDAQ Composite Index stood at 2,109.24, an increase of 14.9% over the same time period. The Standard & Poors 500 Index totaled 1,030.71 as of June 30, 2010, an increase of 12.1% from June 30, 2009.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, medium home values have declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a “double-dip” housing recession, whereby another wave of foreclosures occur. Commercial lending trends are showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

RP® Financial, LC.	MARKET AREA
II.4

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of June 30, 2010, one- and ten-year U.S. government bonds were yielding 0.32% and 2.97%, respectively, compared to 2.36% and 3.99%, respectively, as of June 30, 2009. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of June 30, 2010. Historical interest rate trends are presented in Exhibit II-2.

Looking forward, there are general expectations that interest rates will begin to increase in 2011 as the economy continues its recovery and as the Fed seeks to curtail inflationary pressures. However, based on the most recent indications from the Fed, given the level of concern for the recovery of the economy, interest rates are not expected to begin to increase until mid-2011. The surveyed economists by the Wall Street Journal on average expect the unemployment rate to decline slightly to 9.4% by the end of this year from its current 9.7%, and they expect it to continue a slow decline to 8.6% through December 2011. The respondents expect job growth to continue over the next 12 months, but the forecast calls for an average of about 160,000 jobs to be added per month over that period. The economy needs to add about 100,000 jobs a month just to keep up with new entrants to the labor force.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area from 2000 to 2010 and projected through 2015, with additional data shown in Exhibit II-3. Data for the nation, the state of Washington and the Seattle MSA is included for comparative purposes. The size and scope of the market area is evidenced by the

RP® Financial, LC.	MARKET AREA
II.5

demographic data, which shows that as of 2010 the total population of the market area counties was 1.7 million, approximately 25% of the state population.

Table 2.1
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate
	2000	2010	2015	2000-2010	2010-2015
Population (000)
United States	281,422	311,213	323,209	1.0%	0.8%
Washington	5,894	6,756	7,176	1.4%	1.2%
Seattle-Tacoma-Bellevue MSA	3,044	3,462	3,672	1.3%	1.2%
Grays Harbor County	67	72	73	0.7%	0.3%
Thurston County	207	256	284	2.1%	2.2%
Lewis County	69	75	78	1.0%	0.6%
Pierce County	701	813	861	1.5%	1.2%
Mason County	49	59	63	1.8%	1.4%
Clark County	345	438	475	2.4%	1.6%

Households (000)
United States	105,480	116,761	121,360	1.0%	0.8%
Washington	2,271	2,612	2,778	1.4%	1.2%
Seattle-Tacoma-Bellevue MSA	1,197	1,370	1,456	1.4%	1.2%
Grays Harbor County	27	28	29	0.5%	0.3%
Thurston County	82	102	113	2.2%	2.2%
Lewis County	26	29	30	0.9%	0.6%
Pierce County	261	304	323	1.6%	1.2%
Mason County	19	23	24	1.9%	1.5%
Clark County	127	160	174	2.3%	1.6%

Median Household Income ($)
United States	$42,164	$54,442	$61,189	2.6%	2.4%
Washington	45,770	60,311	68,768	2.8%	2.7%
Seattle-Tacoma-Bellevue MSA	51,488	69,015	80,645	3.0%	3.2%
Grays Harbor County	34,161	43,095	49,444	2.4%	2.8%
Thurston County	46,877	60,237	66,710	2.5%	2.1%
Lewis County	35,477	44,581	51,410	2.3%	2.9%
Pierce County	45,197	57,879	65,288	2.5%	2.4%
Mason County	39,586	48,522	55,590	2.1%	2.8%
Clark County	48,296	63,611	73,311	2.8%	2.9%

RP® Financial, LC.	MARKET AREA
II.6

Table 2.1 (cont.)
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate
	2000	2010	2015	2000-2010	2010-2015
Per Capita Income ($)
United States	$21,587	$26,739	$30,241	2.2%	2.5%
Washington	22,973	28,691	33,252	2.2%	3.0%
Seattle-Tacoma-Bellevue MSA	26,332	33,821	39,415	2.5%	3.1%
Grays Harbor County	16,799	20,370	22,951	1.9%	2.4%
Thurston County	22,415	27,060	31,158	1.9%	2.9%
Lewis County	17,082	20,083	22,706	1.6%	2.5%
Pierce County	20,948	25,542	29,389	2.0%	2.8%
Mason County	18,056	22,263	25,339	2.1%	2.6%
Clark County	21,448	27,004	31,105	2.3%	2.9%

2010 HH Net Income Dist. (%)	$0 to $25,000	$25,000-$50,000	$50,000-$100,000	$100,000+
United States	20.78%	24.73%	35.65%	18.83%
Washington	17.52%	22.77%	39.20%	20.52%
Seattle-Tacoma-Bellevue MSA	14.04%	19.06%	39.92%	26.98%
Grays Harbor County	28.07%	29.23%	35.22%	7.48%
Thurston County	16.28%	24.40%	42.25%	17.07%
Lewis County	25.99%	30.09%	36.50%	7.42%
Pierce County	17.28%	23.91%	41.92%	16.89%
Mason County	21.83%	29.74%	38.93%	9.50%
Clark County	14.43%	20.66%	43.28%	21.62%

2010 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.1%	27.2%	28.0%	15.5%	9.1%
Washington	19.6%	27.6%	28.6%	15.9%	8.3%
Seattle-Tacoma-Bellevue MSA	19.1%	28.1%	30.2%	15.1%	7.6%
Grays Harbor County	18.4%	24.7%	26.9%	19.3%	10.8%
Thurston County	18.5%	27.0%	28.5%	17.2%	8.7%
Lewis County	19.4%	24.5%	26.3%	18.5%	11.4%
Pierce County	20.6%	28.6%	28.4%	14.9%	7.6%
Mason County	16.5%	22.8%	27.1%	21.2%	12.4%
Clark County	22.5%	27.0%	28.3%	15.3%	7.0%

Source: SNL Financial, LC.

The Bank’s traditional market in Grays Harbor County, where the Bank has its highest concentration of branches and amount of deposits, remains rural in character and population and household growth rates have trended below the average size for the state of Washington and below the national average. In view of the small size and limited growth trends of its traditional markets in Grays Harbor County, the Bank expanded into the larger more dynamic

RP® Financial, LC.	MARKET AREA
II.7

markets in the southern Puget Sound area and Clark County, Washington to take advantage of the economic benefits of the Seattle MSA and the Portland-Vancouver MSA. These areas have benefited from a number of market and economic factors including the growth of the aerospace and technology-oriented industries, as well as the number of highly educated residents.

The relatively small size and rural character of Grays Harbor County is displayed in Table 2.1. Grays Harbor County population was equal to 72,000 as of 2010, which reflects a 0.7% annual rate of growth since the beginning of the decade, while total households were estimated to equal 28,000, which reflects a 0.5% annual growth rate over the corresponding time frame. By comparison, Anchor’s southern Puget Sound markets are urban in character with a combined population estimated at 1.2 million as of 2010 and annualized growth rates for the period from 2000 to 2010 range from 1.0% for Lewis County to 2.1% for Thurston County. Farther south from the other markets is Clark County, where Anchor opened a branch to take advantage of the thriving economy and growth of the Portland-Vancouver MSA. Clark County had a population of 438,000 in 2010 and the highest reported annual growth of the Bank’s markets at 2.4% from 2000 to 2010, which exceeds the national and state averages.

Income levels in Grays Harbor County reflect the rural nature of the market and the relatively heavy reliance on the timber, fishing, and tourism industries for income. Specifically, per capita income equaled $20,370 as of 2010 in Grays Harbor County which is very low compared to most of the other markets. In the southern Puget Sound area, per capita income levels ranged from $20,083 in Lewis County to $27,060 in Thurston County. Likewise median household income reported for Grays Harbor County is the lowest of the markets, reported at $43,095, while Clark County reported the highest median household income of $63,611, which was above the national and state aggregates. Household income distribution patterns provide further support regarding the nature of the Bank’s market as approximately 43% of Grays Harbor County households had income levels in excess of $50,000 annually in 2010, while the ratio was 60% for the state of Washington and 54% for the national average. Anchor’s markets in the southern Puget Sound region and Clark County have comparatively higher income levels as a result of the abundance of white collar and technical jobs as compared to the blue collar job market which prevails in Grays Harbor County.

Age distribution figures in Table 2.1 indicate that Grays Harbor, Lewis and Mason Counties had a higher average age of the residents than the other counties. This reflects the generally old populations that are typically found in more rural areas. The more urbanized

RP® Financial, LC.	MARKET AREA
II.8

market area counties, such as Pierce or Thurston Counties reported age distribution figures more in line with national averages.

Summary of Local Economy

Historically, the economy of Anchor’s markets has been based on timber, fishing and other natural resources. Logging and ancillary industries have traditionally provided a substantial portion of earnings with the area’s renowned forests providing a large supply of relatively inexpensive and accessible wood. Likewise, Grays Harbor is an excellent natural harbor, which coupled with the areas proximity to fishing grounds in coastal Washington, led to the development of the fisheries industry. Over the last several decades, the economy has become somewhat more diversified and in particular, tourism has come to play a much more important role in the Grays Harbor County market. The largest employers in Grays Harbor County are the Community Hospital and the Aberdeen School District.

The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology. The workforce in general is well-educated and strong in technology. Washington State’s location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington state ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

The state government plays a large role in the Thurston County market economy owing to its role as the state capitol, Olympia. In this regard, growth occurring in Thurston County has been facilitated by the centralization of state functions in Olympia since the 1960s. Furthermore, Fort Lewis and McChord Air Force Base have continued to play an important role in the local economy as a result of the large number of military personnel living off base and as a result of a significant number of civilian jobs which have been created.

Lewis County has historically been a resource-based economy, focused in forestry, mining, and agriculture. The county also has a growing tourism and retail trade sector. The

RP® Financial, LC.	MARKET AREA
II.9

county’s largest employers include Providence Centrailia Hospital (800 employees), Fred Meyer Distribution (400 employees), Wal-Mart (380 employees), and Hampton Affiliates Wood Products (350 employees).

Unemployment Data and Trends

Table 2.2, provides unemployment data which shows that the unemployment rates in Anchor’s markets have decreased over the past 12 months, paralleling the decline in the unemployment rate for the state of Washington. Over the same time period, the national aggregate unemployment rate remained stable at 9.5%. As of June 2010, Thurston County reported an unemployment rate lower than the state and national averages, while the unemployment rate for Washington was also lower than the national unemployment rate. The lower unemployment rate in Thurston County is reflective of the underlying strength of the local economy, including the state government and military base employment. Clark, Lewis and Grays Harbor Counties reported the highest unemployment rates, although for Grays Harbor County it is possible that some of those counted as unemployed in these areas are able to earn income on a contract or day basis in logging or from other sources.

Table 2.2
Anchor Bank
Market Area Unemployment Trends

	June 2009	June 2010
Region	Unemployment	Unemployment
United States	9.5%	9.5%
Washington	9.2%	8.7%

Market Area Average	10.9%	10.5%

Grays Harbor County	12.5%	12.0%
Thurston County	7.8%	7.3%
Lewis County	12.9%	12.1%
Pierce County	9.8%	9.0%
Mason County	10.2%	9.9%
Clark County	12.4%	12.4%

       Source: U.S. Bureau of Labor Statistics.

RP® Financial, LC.	MARKET AREA
II.10

Market Area Deposit Characteristics/Competition

Table 2.3 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2006 to June 30, 2009 (latest data available). Deposit growth trends are important indicators of a market area’s current and future prospect’s for growth. As previously discussed, the Bank closed several branches in 2009, with King and Kitsap Counties no longer part of the market area coverage. In addition, one of the two branches in Pierce County is scheduled to close on August 31, 2010. This branch, with approximatel$10 million of deposits, will be consolidated into the remaining Pierce County branch. The table indicates that overall deposit growth rates in the Bank’s market range from a low of 1.6% annually in Mason County over the past three years, to a high of 6.4% annually in Pierce County. Grays Harbor County, the location of the largest deposit base, reported annual deposit growth of 2.9% over the three year period. The state of Washington deposits increased at a rate of 4.4% annually, with savings and loan associations declining in overall deposits, although part of this decline was due to a charter conversion by Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to one of its 16 locations.

As of June 30, 2010, Anchor maintained relatively small deposit market shares in the counties closest to Seattle and Vancouver, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. The Bank’s market share ranged from a low of 0.1% in Clark County to 28.6% in Grays Harbor County. Since June 30, 2006, Anchor has recorded an annualized increase in deposits of 0.6%, although this figure reflects the intentional deposit shrinkage recorded in the most recent year. There were increases of the Bank’s deposits in all of the market area counties, with the higher growth rates in Pierce and Mason Counties. These deposit trends have encouraged management to consider de novo branching in other markets, particularly along the I-5 corridor, where the Bank has been successful. There are currently 5 in-store branches at Wal-Mart locations which were opened to pursue various new markets on a test basis, setting the stage for potential traditional branches in these areas.

As detailed in the data showing competitor deposits (see Table 2.4), significant competitors for the Bank consist of large nationwide and superregional banks, including Bank of America, JP Morgan Chase and Key Bank, NA, all of which maintain a strong presence in the

RP® Financial, LC.	MARKET AREA
II.11

regional market. This factor, however, allows Anchor to position itself as a community bank, locally owned and managed.

Table 2.3
Anchor Bank
Deposit Summary

	As of June 30,
	2006			2009			Deposit
		Market	Number of		Market	No. of	Growth Rate
	Deposits	Share	Branches	Deposits	Share	Branches	2006-2009
	($000)			($000)			(%)

Washington	$99,586,000	100.0%	1,871	$113,334,000	100.0%	1,924	4.4%
Commercial Banks	76,640,000	77.0%	1,484	101,060,000	89.2%	1,731	9.7%
Savings Institutions	22,946,000	23.0%	387	12,274,000	10.8%	193	-18.8%

Institution Total
Anchor Bank	$401,070	0.6%	17	$473,998	0.6%	16	5.7%

Grays Harbor County	$989,521	100.0%	29	$1,078,874	100.0%	29	2.9%
Commercial Banks	458,478	46.3%	16	569,986	52.8%	17	7.5%
Savings Institutions	531,043	53.7%	13	508,888	47.2%	12	-1.4%
Anchor Bank	285,394	28.8%	6	308,488	28.6%	6	2.6%

Thurston County	$2,726,055	100.0%	65	$2,977,816	100.0%	71	3.0%
Commercial Banks	1,986,776	72.9%	44	2,325,693	78.1%	53	5.4%
Savings Institutions	739,279	27.1%	21	652,123	21.9%	18	-4.1%
Anchor Bank	70,682	2.6%	4	89,185	3.0%	4	8.1%

Lewis County	$892,593	100.0%	28	$938,701	100.0%	29	1.7%
Commercial Banks	723,480	81.1%	22	825,337	87.9%	23	4.5%
Savings Institutions	169,113	18.9%	6	113,364	12.1%	6	-12.5%
Anchor Bank	24,401	2.7%	2	29,780	3.2%	2	6.9%

Pierce County	$8,126,385	100.0%	199	$9,781,090	100.0%	207	6.4%
Commercial Banks	6,526,293	80.3%	156	8,903,881	91.0%	180	10.9%
Savings Institutions	1,600,092	19.7%	43	877,209	9.0%	27	-18.2%
Anchor Bank	4,254	0.1%	1	24,862	0.3%	2	80.1%

Mason County	$366,180	100.0%	12	$384,129	100.0%	12	1.6%
Commercial Banks	305,967	83.6%	9	334,251	87.0%	10	3.0%
Savings Institutions	60,213	16.4%	3	49,878	13.0%	2	-6.1%
Anchor Bank	5,449	1.5%	1	16,170	4.2%	1	43.7%

Clark County	$3,800,600	100.0%	98	$4,125,636	100.0%	101	2.8%
Commercial Banks	2,333,976	61.4%	70	3,536,939	85.7%	88	14.9%
Savings Institutions	1,466,624	38.6%	28	588,697	14.3%	13	-26.2%
Anchor Bank	4,189	0.1%	1	5,513	0.1%	1	9.6%

King County	$47,353,000	100.0%	526	$52,214,000	100.0%	540	3.3%
Commercial Banks	36,328,000	76.7%	389	46,394,000	88.9%	482	8.5%
Savings Institutions	11,025,000	23.3%	137	5,820,000	11.1%	58	-19.2%
Anchor Bank	2,832	0.0%	1	0	0.0%	0	-100.0%

Kitsap County	$2,289,660	100.0%	70	$2,375,061	100.0%	76	1.2%
Commercial Banks	1,807,605	78.9%	57	2,247,950	94.6%	71	7.5%
Savings Institutions	482,055	21.1%	13	127,111	5.4%	5	-35.9%
Anchor Bank	3,869	0.2%	1	0	0.0%	0	-100.0%

Source: FDIC.

RP® Financial, LC.	MARKET AREA
II.12

Summary

The Bank’s market area is undergoing an economic and real estate recession similar to the nation as a whole. However, over the longer term, the overall condition of the primary market area can be characterized as positive, with growth potential in areas along the I-5 corridor and the counties of the Seattle and Portland-Vancouver MSAs based on regional population and economic projections. The overall total population base within the Bank’s market area provides the potential for additional banking customers. In addition, income levels are relatively high in some areas and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Anchor having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

RP® Financial, LC.	MARKET AREA
II.13

Table 2.4
Anchor Bank
Market Area Counties Deposit Competitors

Location	Name

Grays Harbor County, WA	Anchor Bank (28.6%)
Bank of the Pacific (28.4%)
Timberland Bank (18.6%)
Sterling Savings Bank (9.4%)

Thurston County, WA	Heritage Bank (12.4%)
Olympia FS&LA (11.9%)
KeyBank NA (11.5%)
Anchor Bank (3.0%)

Lewis County, WA	Security State Bank (28.5%)
Sterling Savings Bank (18.5%)
West Coast Bank (10.4%)
Anchor Bank (3.2%)

Pierce County, WA	Columbia State Bank (15.5%)
KeyBank NA (14.7%)
Bank of America NA (13.3%)
Anchor Bank (0.3%)

Mason County, WA	KeyBank NA (26.0%)
Heritage Bank (17.8%)
Bank of America NA (15.3%)
Anchor Bank (4.2%)

Clark County, WA	JP Morgan Chase (18.1%)
First Independent Bank (17.3%)
Bank of America, NA (14.2%)
Anchor Bank (0.1%)

Source: FDIC

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Anchor’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Anchor is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Anchor, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 110 fully converted savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Anchor will be a fully public company upon completion of the offering, we considered only fully public companies to be

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of Anchor. In the selection process, we applied one “screen” to the universe of all public companies that were eligible for consideration:

o
Screen #1 Nationwide institutions with assets between $400 million and $1.0 billion, NPAs+90 day delinquencies between 3% and 10% of assets and equity/assets ratios between 6% and 15%. Ten companies met the criteria for Screen #1 and all were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group. Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Anchor, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Anchor’s financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key comparable characteristics of each of the Peer Group companies relative to Anchor’s characteristics is detailed below.

o
HMN Financial, Inc. of MN. HMN, with a branch office network of 17 branches, maintains a similar loans/assets ratio and funding composition as the Peer Group as a whole. Reporting a decline in assets during the most recent 12 months, HMN had a tangible equity position in line with the Peer Group average. A relatively high net loss was recorded due to a high level of loan loss provisions. The loan portfolio was concentrated into commercial real estate/multifamily loans and commercial business loans. Asset quality ratios were less favorable than the Peer Group overall.

o
First PacTrust Bancorp, Inc. of CA. First PacTrust reported a higher loans/assets ratio than the Peer Group average and its funding mix was in line with Peer Group averages. First PacTrust’s modest net loss was due to levels of loan loss provisions, offset by less than average operating expenses. First PacTrust’s lending operations were concentrated in residential lending, with some diversification into commercial real estate/multi-family loans. Asset quality ratios were generally in line with Peer Group averages.

o
PVF Capital Corp. Of OH. PVF, operating from 17 offices in northern Ohio, reported a lower level of loans/assets than the Peer Group average and a somewhat lower level of borrowings to fund operations. PVF’s equity base was slightly lower than the Peer

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 20, 2010

				Operating	Total		Fiscal	Conv.	Stock	Market
Ticker	Financial Institution	Exchange	Primary Market	Strategy(1)	Assets(2)	Offices	Year	Date	Price	Value
									($)	($Mil)

HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	$975	17	12-31	06/94	$4.32	$19
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	$889 M	17	06-30	12/92	$1.98	$50
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	$881	9	12-31	08/02	$9.60	$41
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	$863	18	03-31	10/97	$1.98	$22
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	$732	22	09-30	01/98	$3.95	$28
FCLF	First Clover Leaf Fin. Corp. of IL	NASDAQ	Edwardsville, IL	Thrift	$563	4	12-31	07/06	$5.28	$42
CFFC	Community Financial Corp. of VA	NASDAQ	Staunton, VA	Thrift	$552	11	03-31	03/88	$4.19	$18
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	$552	5	12-31	01/96	$2.94	$5
FCFL	First Community Bank Corp. of FL	NASDAQ	Pinellas Park FL	Thrift	$516	11	12-31	05/03	$1.42	$8
WSB	WSB Holdings, Inc. of Bowie MD	NASDAQ	Bowie, MD	Thrift	$418	5	12-31	08/88	$2.50	$20

NOTES:	(1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.= Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source:	SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

Group members on average. Reporting the a moderate net loss compared to other Peer Group members, PVF experienced a high level of loan loss provisions and high operating expenses, offset by high non-interest income. PVF reported loans concentrated in commercial real estate/multi-family loans, along with investment in 1-4 family loans. Asset quality ratios on balance were less favorable than the Peer Group averages.

o
Riverview Bancorp, Inc. of WA. Riverview reported a high level of loans/assets and a higher level of deposit funding, along with the highest level of intangible assets of all Peer Group members. Riverview’s net operating loss was more favorable than the Peer Group average, with income provided by a high net interest income ratio and higher non-interest income. Riverview reported the lowest investment in 1-4 family mortgage loans, with loans concentrated in construction and commercial real estate/multi-family loans, resulting in a high risk-weighted assets-to-assets ratio. Riverview’s asset quality ratios on balance were somewhat more favorable than the Peer Group averages.

o
Timberland Bancorp, Inc. of Hoquiam, WA. Timberland maintained an equity/assets ratio above 11% and recorded a balance sheet composition in line with the Peer Group. Reporting a lower net loss than the Peer Group average, Timberland’s ROA was enhanced through a lower interest expense ratio and higher levels of non-interest income. The loan portfolio showed diversification in construction loans and commercial real estate/multi-family loans. Timberland reported a relatively large loans serviced for others portfolio and mortgage servicing rights asset. Credit quality measures were on balance similar to the Peer Group.

o
First Clover Leaf Financial Corp. of IL. First Clover, with assets very similar to Anchor, maintained an equity/assets ratio above 13% and recorded investment in loans receivable less than the Peer Group average, and a similar funding base. First Clover was one of two Peer Group companies reporting positive net income. First Clover’s ROA was enhanced through a lower operating expense ratio. The loan portfolio showed diversification in commercial real estate/multi-family loans. Credit quality measures were on balance more favorable than the Peer Group with a lower level of loan chargeoffs.

o
Broadway Financial Corp. of CA. Located in Southern California, Broadway reported a relatively high loans/assets ratio and the lower equity ratio of the Peer Group. A net loss that was lower than the Peer Group average was caused in part by high provisions for loan losses and low levels of non-interest income. Broadway had the highest proportion of commercial real estate/multi-family loans as a percent of assets of all Peer Group members. Asset quality ratios were significantly less favorable than the Peer Group as a whole.

o
Community Financial Corporation of VA. Community Financial , with a similar asset size as Anchor, maintained the highest loan/asset ratio of the Peer Group, along with higher than average reliance on borrowed funds. The equity position was in line with the Peer Group average. One of two Peer Group members to report positive net income, Community’s net interest income was supported by a low cost of funds. With no investment in MBS, Community reported significant balances of non-mortgage loans and a high risk-weighted assets-to-assets ratio. Asset quality ratios were more favorable than the Peer Group average.

o	First Community Bank Corp of FL. First Community operates with a network of 11 branches in Florida. Reporting a somewhat higher ratio of cash and investments and a lower ratio of loans to assets, First Community also had the third lowest equity/assets

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

ratio of the Peer Group. Reporting the greatest net loss of all Peer Group members, the loss was caused in part by a high level of loan loss provisions and low levels of non-interest income. Earning asset investment was focused on 1-4 family loans and commercial real estate/multi-family loans, along with consumer loans. First Community asset quality ratios less favorable than the Peer Group average, including less favorable reserve coverage ratios.

o
WSB Holdings, Inc. of MD. WSB is the smallest Peer Group member, operating from five branches in Maryland. WSB reported a low level of loans as a percent of assets, with additional funds in investment securities. Funding included a higher than average level of borrowed funds. WSB was one of two Peer Group members to shrink in asset size over the last twelve month period. Reporting the second greatest net loss, WSB’s income statement was adversely affected by a high cost of funds and high operating expenses. Lending was focused in 1-4 family and commercial real estate/multi-family lending. Asset quality ratios were less favorable than the Peer Group averages.

In aggregate, the Peer Group companies maintained a lower level of equity as the industry average (10.02% of assets versus 11.05% for all public companies), recorded a higher level of losses as a percent of average assets (-0.75% ROAA versus -0.16% for all public companies), and reported a less favorable ROE (-8.86% ROE versus 0.33% for all public companies). Overall, the Peer Group’s average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Fully-Conv.
	Publicly-Traded		Peer Group
Financial Characteristics (Medians)
Assets ($Mil)	$2,930		$694
Market capitalization ($Mil)	$320		$25
Equity/assets (%)	11.05%		9.92%
Return on average assets (%)	(0.16)%		(0.75)%
Return on average equity (%)	0.33%		(8.86)%

Pricing Ratios (Medians)(1)
Price/earnings (x)	18.69	x	5.90	x
Price/book (%)	70.83%		41.45%
Price/assets (%)	8.19%		3.64%

(1) Based on market prices as of August 20, 2010.

Ideally, the Peer Group companies would be comparable to Anchor in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Anchor, as will be highlighted in the following comparative analysis.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

Financial Condition

Table 3.2 shows comparative balance sheet measures for Anchor and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s ratios reflect balances as of June 30, 2010, while the Peer Group’s figures are as of June 30, 2010 unless indicated otherwise. Anchor’s equity-to-assets ratio of 8.2% was lower than the Peer Group’s average net worth ratio of 10.0%. The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will be higher than the Peer Group’s ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 8.2% and 9.4%, respectively. The increase in Anchor’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both Anchor’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank’s ratios currently lower than the Peer Group’s ratios. On a pro forma basis, the Bank’s regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both. The Bank’s loans-to-assets ratio of 72.2% was lower than the comparable Peer Group ratio of 75.0%. Comparatively, the Bank’s cash and investments-to-assets ratio of 18.0% was slightly less than the comparable ratio for the Peer Group of 18.2%. Anchor reported investment in BOLI of 3.1% of assets, more than the 1.4% of assets investment for the Peer Group. Overall, Anchor’s earning assets amounted to 93.3% of assets, which was lower than the comparable Peer Group ratio of 94.6%.

Anchor’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 65.3% of assets, which was modestly below the Peer Group’s ratio of 76.2%. Comparatively, the Bank maintained a higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 25.1% and 12.2% for Anchor and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 90.4% and 88.8%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will continue to be less than the Peer Group’s ratio.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows. &	Net	Tng Net
	Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
Anchor Bank of Aberdeen WA
June 30, 2010	6.0%	12.0%	3.1%	72.2%	65.3%	25.1%	0.0%	8.2%	0.0%	8.2%	-16.49%	-41.01%	-18.07%	-24.58%	5.71%	4.09%	4.09%	7.60%	7.60%	11.79%

All Public Companies
Averages	5.9%	10.5%	1.4%	67.2%	72.3%	14.2%	0.5%	11.7%	0.9%	10.9%	4.44%	14.82%	1.12%	8.49%	-14.36%	2.36%	2.14%	10.94%	10.88%	18.23%
Medians	4.6%	18.4%	1.4%	68.6%	73.4%	12.6%	0.0%	10.3%	0.0%	9.4%	2.32%	7.69%	-0.76%	5.64%	-12.33%	1.97%	1.49%	9.54%	9.54%	15.71%

State of WA
Averages	9.5%	8.7%	0.9%	73.9%	74.9%	11.4%	0.7%	12.3%	1.4%	10.9%	3.86%	37.66%	-4.25%	13.83%	-25.46%	-5.05%	-5.60%	9.40%	9.40%	15.87%
Medians	8.3%	7.3%	1.0%	73.6%	76.0%	10.5%	0.1%	12.4%	1.4%	11.1%	4.54%	34.00%	-3.77%	13.39%	-13.76%	-3.60%	-4.30%	9.40%	9.40%	15.87%

Comparable Group
Averages	7.9%	10.3%	1.4%	75.0%	76.2%	12.2%	0.4%	10.0%	0.6%	9.4%	-1.17%	30.50%	-6.30%	3.86%	-20.51%	1.75%	1.62%	8.91%	8.91%	13.62%
Medians	6.9%	9.0%	1.7%	74.7%	77.0%	10.8%	0.0%	9.8%	0.0%	9.4%	-3.77%	18.44%	-6.73%	4.17%	-19.87%	-3.15%	-3.14%	8.94%	8.94%	12.91%

Comparable Group
BYFC Broadway Financial Corp. of CA	9.7%	5.6%	0.4%	80.2%	75.1%	16.9%	1.1%	6.0%	0.0%	6.0%	14.36%	NM	2.20%	12.56%	27.74%	0.45%	0.45%	NA	NA	NA
CFFC Community Financial Corp. of VA	1.9%	1.4%	1.2%	90.9%	71.8%	18.8%	0.0%	9.0%	0.0%	9.0%	3.93%	36.80%	2.39%	6.85%	-5.92%	6.28%	6.28%	8.94%	8.94%	11.52%
FCLF First Clover Leaf Fin. Corp. of IL	7.6%	15.7%	0.0%	70.9%	76.2%	8.6%	0.7%	13.8%	2.2%	11.6%	-6.71%	-15.03%	-4.55%	-0.79%	-39.91%	-2.83%	-2.78%	NA	NA	NA
FCFL First Community Bank Corp. of FL	12.8%	10.1%	1.6%	70.0%	84.1%	7.6%	0.0%	7.4%	0.0%	7.4%	-7.03%	8.05%	-12.80%	-6.55%	-1.76%	-13.38%	-13.38%	6.80%	6.80%	11.20%
FPTB First PacTrust Bancorp of CA	4.5%	9.0%	2.0%	80.3%	77.4%	11.3%	0.0%	10.9%	0.0%	10.9%	-1.36%	82.67%	-9.44%	8.56%	-39.58%	0.81%	0.81%	9.20%	9.20%	13.38%
HMNF HMN Financial, Inc. of MN	2.5%	16.8%	0.0%	76.7%	76.5%	13.6%	0.0%	9.2%	0.0%	9.2%	-7.44%	18.44%	-11.16%	-7.84%	0.00%	-9.89%	-9.89%	8.76%	8.76%	12.43%
PVFC PVF Capital Corp. of Solon OH (1)	15.4%	9.0%	2.6%	69.1%	77.5%	9.7%	0.0%	9.6%	0.0%	9.6%	-0.95%	78.71%	-13.85%	-2.47%	-18.89%	47.31%	47.31%	NA	NA	NA
RVSB Riverview Bancorp, Inc. of WA	6.2%	2.0%	1.8%	80.9%	82.9%	3.5%	2.6%	10.0%	3.0%	7.0%	-6.19%	1.90%	-8.15%	10.25%	-69.61%	-3.74%	-5.09%	NA	NA	NA
TSBK Timberland Bancorp, Inc. of WA	15.1%	3.1%	1.8%	72.8%	77.5%	10.3%	0.0%	11.7%	0.9%	10.8%	8.43%	80.74%	-2.32%	16.53%	-20.86%	-3.47%	-3.50%	NA	NA	15.96%
WSB WSB Holdings, Inc. of Bowie MD	2.8%	30.1%	2.8%	57.9%	62.6%	21.8%	0.0%	12.5%	0.0%	12.5%	-8.78%	-17.76%	-5.32%	1.49%	-36.36%	-4.04%	-4.04%	10.85%	10.85%	17.20%

(1) Financial information is for the quarter ending March 31, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 103.1% and 106.5%, respectively. The additional capital realized from stock proceeds should serve to provide Anchor with an IEA/IBL ratio that continues to exceed the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Anchor’s growth rates are based on annual growth rates for the 12 months ended June 30, 2009, while the Peer Group’s growth rates are based on the 12 months ended June 30, 2009 or most recent period as indicated. Anchor recorded asset shrinkage of 16.5% (an intentional strategy), compared to shrinkage of 1.2% for the Peer Group. The decline in assets for Anchor was caused by the runoff of deposits. The asset reduction for the Peer Group was evident in a 6.3% decrease in loans, offset by a 30.5% increase in cash and investments. Anchor reported a deposit decline of 24.6% over the time period examined, compared to a 3.9% growth rate for the Peer Group. The Peer Group’s borrowings decreased at a rate of 20.5% over the period examined, while Anchor’s borrowings increased at an annual rate of 5.7%.

Reflecting the fiscal 2010 net income, the Bank’s equity increased at a 4.1% annual rate, versus a 1.8% increase in equity balances for the Peer Group. The Peer Group’s equity reduction was furthered by dividend payments, while the Bank’s equity was only affected by the net income and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank’s equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank’s equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the 12 months ended June 30, 2010 for Anchor and the 12 months ended June 30, 2010 for the Peer Group, unless otherwise indicated. Anchor reported net income of 0.07% of average assets for the 12 months ended June 30, 2010, compared to an average net loss of 0.63% of average assets for the Peer Group. A higher level of net interest

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
					Loss	NII				Total					Yield		Yld-	MEMO:	MEMO:
	Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	On	Cost	Cost	Assets/	Effective
	Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	Assets	Of Funds	Spread	FTE Emp.	Tax Rate

Anchor Bank of Aberdeen WA
June 30, 2010	0.07%	5.47%	2.47%	3.00%	0.44%	2.56%	0.00%	0.00%	0.10%	0.81%	3.43%	0.00%	-0.38%	0.00%	5.87%	2.88%	2.99%	$3,470	NM

All Public Companies
Averages	-0.07%	4.74%	1.74%	2.99%	0.95%	2.04%	0.03%	-0.07%	-0.50%	-0.54%	2.77%	0.05%	1.30%	0.01%	5.07%	2.00%	3.06%	$5,919	32.57%
Medians	0.27%	4.79%	1.74%	3.04%	0.53%	2.37%	0.00%	-0.01%	0.55%	0.51%	2.64%	0.00%	0.05%	0.00%	5.06%	2.00%	3.13%	$4,868	32.49%

State of WA
Averages	-1.06%	5.15%	1.87%	3.28%	2.65%	0.63%	0.02%	-0.36%	1.40%	1.07%	2.97%	0.01%	-0.17%	0.00%	5.56%	2.18%	3.38%	$7,861	22.84%
Medians	-0.38%	5.23%	1.93%	3.31%	1.79%	1.54%	0.01%	-0.37%	1.30%	1.16%	2.84%	0.01%	-0.14%	0.00%	5.64%	2.23%	3.42%	$8,098	22.90%

Comparable Group
Averages	-0.63%	5.04%	1.81%	3.22%	1.99%	1.24%	0.01%	-0.19%	1.02%	0.84%	2.96%	0.01%	0.10%	0.00%	5.40%	2.03%	3.37%	$5,204	38.07%
Medians	-0.44%	5.19%	1.80%	3.21%	1.73%	1.47%	0.00%	-0.02%	0.68%	0.55%	2.65%	0.00%	0.03%	0.00%	5.51%	1.99%	3.25%	$4,743	38.89%

Comparable Group
BYFC Broadway Financial Corp. of CA	-0.82%	5.85%	1.86%	4.00%	3.53%	0.46%	0.00%	-0.01%	0.24%	0.23%	2.45%	0.00%	-0.08%	0.00%	6.09%	2.00%	4.08%	$6,566	40.48%
CFFC Community Financial Corp. of VA	0.71%	5.28%	1.34%	3.95%	0.94%	3.01%	0.00%	0.00%	0.70%	0.70%	2.78%	0.00%	0.00%	0.00%	5.60%	1.48%	4.12%	$3,540	28.70%
FCLF First Clover Leaf Fin. Corp. of IL	0.20%	4.53%	1.79%	2.73%	0.97%	1.76%	0.01%	-0.02%	0.25%	0.24%	1.68%	0.07%	0.06%	0.00%	4.79%	2.08%	2.70%	$7,129	11.83%
FCFL First Community Bank Corp. of FL	-2.91%	4.45%	1.81%	2.64%	3.09%	-0.45%	0.00%	0.00%	0.29%	0.29%	2.52%	0.00%	0.18%	0.00%	4.75%	1.98%	2.77%	$5,269	NM
FPTB First PacTrust Bancorp of CA	-0.08%	4.81%	1.58%	3.23%	1.73%	1.50%	0.00%	-0.24%	0.66%	0.42%	2.14%	0.00%	-0.04%	0.00%	5.09%	1.79%	3.31%	$9,478	68.93%
HMNF HMN Financial, Inc. of MN	-0.84%	5.18%	2.00%	3.18%	1.73%	1.45%	0.00%	0.10%	0.34%	0.44%	2.34%	0.00%	0.17%	0.00%	5.43%	2.23%	3.20%	$4,600	NM
PVFC PVF Capital Corp. of Solon OH (1)	-0.42%	4.56%	2.32%	2.24%	2.50%	-0.26%	0.00%	-0.73%	3.49%	2.76%	3.88%	0.00%	0.84%	0.00%	4.92%	2.59%	2.33%	$4,886	32.30%
RVSB Riverview Bancorp, Inc. of WA	-0.46%	5.26%	1.20%	4.06%	1.71%	2.35%	0.00%	-0.67%	2.20%	1.52%	4.59%	0.01%	-0.02%	0.00%	5.90%	1.35%	4.56%	$3,706	37.90%
TSBK Timberland Bancorp, Inc. of WA	-0.30%	5.20%	1.62%	3.58%	1.66%	1.92%	0.00%	-0.01%	1.13%	1.12%	3.36%	0.03%	-0.27%	0.00%	5.70%	1.86%	3.85%	$2,683	44.52%
WSB WSB Holdings, Inc. of Bowie MD	-1.41%	5.25%	2.56%	2.70%	2.07%	0.63%	0.08%	-0.28%	0.85%	0.65%	3.84%	0.00%	0.18%	0.00%	5.73%	2.94%	2.79%	$4,177	39.88%

(1) Financial information is for the quarter ending March 31, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

income and lower loan loss provisions largely accounted for the Bank’s more favorable reported results. The Bank’s operating expenses were higher than the Peer Group.

The Bank’s lower net interest income ratio was due to a higher level of interest expense, offset in part by higher interest income. Anchor’s interest income ratio was supported by loan diversification that provided for a similar overall yield earned on interest-earning assets (5.87% versus 5.40% for the Peer Group). The Bank’s higher interest expense ratio was due to a higher cost of funds (2.88% versus 2.03% for the Peer Group), which was evidence of the Bank’s less favorable funding composition in terms of maintaining a higher concentration of borrowed funds relative to the Peer Group measures. Overall, Anchor and the Peer Group reported net interest income to average assets ratios of 3.00% and 3.22%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.43% and 2.96%, respectively. In connection with the Bank’s higher operating expense ratio, Anchor maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.5 million for the Bank, versus a comparable measure of $5.2 million for the Peer Group. The Bank’s comparatively larger employee base relative to its asset size was viewed to be in part attributable to the Bank’s branch office network and the diversified lending operations which requires more staffing to maintain. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Anchor’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were less favorable than the Peer Group’s, based on respective expense coverage ratios of 0.87x for Anchor and 1.09x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Sources of non-interest operating income provided a similar contribution to the Bank’s earnings compared to the Peer Group. Non-interest operating income equaled 0.81% and 0.84% of Anchor’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 90.0% was less favorable than the Peer Group’s efficiency ratio of 72.7%.

Loan loss provisions had a larger impact on the Peer Group’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.44% and 1.99% of average assets, respectively. The impact of loan loss provisions on the Bank’s and the Peer Group’s earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the 12 months ended June 30, 2010, the Bank reported net non-operating losses equal to 0.38% of average assets, while the Peer Group reported, on average, 0.10% of average assets of net non-operating gains. Expenses for the Bank reflected primarily the level of losses on OREO operations and sales in the most recent 12 months, offset in part by gains on the sale of loans. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

Reporting a net loss, on average, the Peer Group reported an average effective tax rate (benefit) of 38.1%, while Anchor also reported a “not meaningful effective tax rate as the Bank’s tax benefits exceeded the pre-tax net loss. As indicated in the prospectus, the Bank’s effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions (including the investment in MBS). The Bank’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (38.1% of assets versus 33.1% for the Peer Group). The Peer Group reported a lower ratio of MBS and a similar ratio of 1-4 family loans than the Bank. Loans serviced for others equaled 31% of the Bank’s assets, versus 29% of assets for the Peer Group, thereby indicating a similar influence of loan servicing income on the Bank’s and Peer Group’s earnings. Anchor maintained a relatively lower balance of servicing intangibles.

Diversification into higher risk and higher yielding types of lending was similar for both, and only slightly greater for the Peer Group in comparison to the Bank on average, as Anchor reported total loans other than 1-4 family and MBS of 46.2% of assets, versus 48.5% for the Peer Group. Commercial real estate/multi-family and construction/land loans represented the most significant area of lending diversification for the Bank (a total of 30.2% of assets), followed by construction/land loans (8.2% of assets). The Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (31.3% of assets), followed by construction/land loans (9.3% of assets) and commercial business loans (5.9% of assets). The relative concentration of assets in loans and diversification into higher risk types of loans translated into similar risk weighted assets-to-assets ratios for the Bank (73.53%) and the Peer Group (74.75%).

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be generally similar, but slightly favorable to that of the Peer Group. As shown in Table 3.5, the Bank’s non-performing assets/assets and non-performing loans/loans ratios equaled 6.47% and 8.11%, respectively, versus comparable measures of 7.22% and 8.23% for the Peer Group. The Bank’s and Peer Group’s loss reserves as a percent of total NPAs equaled 47.65% and 27.61%, respectively. Loss reserves maintained as percent of net loans receivable equaled 4.27% for the Bank, versus 2.81% for the Peer Group. Net loan charge-offs were similar for both, based on ratios of 2.62% and 2.38% of net loans receivable, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2010

		Portfolio Composition as a Percent of Assets
			1-4	Constr.	5+Unit	Commerc.		RWA/	Serviced	Servicing
Institution		MBS	Family	& Land	Comm RE	Business	Consumer	Assets	For Others	Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)

Anchor Bank of Aberdeen WA		9.56%	28.50%	8.20%	30.19%	3.99%	3.85%	73.53%	$168,770	$924

All Public Companies
Averages		11.93%	34.51%	4.62%	22.07%	4.63%	2.17%	64.69%	$636,043	$5,351
Medians		10.03%	35.18%	3.29%	21.41%	3.52%	0.50%	63.96%	$45,215	$202

State of WA
Averages		6.57%	29.44%	12.66%	29.44%	2.80%	0.60%	68.59%	$138,050	$891
Medians		6.10%	28.60%	13.46%	31.27%	1.91%	0.53%	69.92%	$131,160	$441

Comparable Group
Averages		5.29%	27.77%	9.31%	31.30%	5.87%	1.98%	74.75%	$203,787	$1,271
Medians		4.58%	24.38%	9.41%	28.47%	3.34%	0.59%	75.55%	$56,880	$470

Comparable Group
BYFC	Broadway Financial Corp. of CA	4.66%	15.80%	0.95%	62.73%	2.86%	0.49%	62.04%	$41,280	$447
CFFC	Community Financial Corp. of VA	0.00%	35.36%	14.81%	24.14%	9.55%	7.89%	84.94%	$6,120	$0
FCLF	First Clover Leaf Fin. Corp. of IL	2.22%	26.27%	6.44%	28.70%	9.46%	1.06%	75.62%	$72,480	$696
FCFL	First Community Bank Corp. of FL	7.25%	26.52%	6.17%	26.99%	3.81%	7.74%	73.25%	$0	$0
FPTB	First PacTrust Bancorp of CA	7.41%	72.20%	1.22%	7.82%	0.06%	0.18%	75.48%	$0	$0
HMNF	HMN Financial, Inc. of MN	4.50%	18.03%	11.27%	28.26%	19.50%	0.70%	78.04%	$478,290	$1,429
PVFC	PVF Capital Corp. of Solon OH (1)	5.30%	27.04%	7.55%	31.84%	2.63%	0.02%	76.77%	$1,037,540	$6,961
RVSB	Riverview Bancorp, Inc. of WA	0.32%	12.62%	16.77%	45.42%	7.36%	0.30%	85.17%	$128,390	$493
TSBK	Timberland Bancorp, Inc. of WA	2.17%	21.30%	15.59%	33.92%	2.43%	1.30%	74.69%	$273,570	$2,683
WSB	WSB Holdings, Inc. of Bowie MD	19.20%	22.51%	12.35%	23.19%	0.99%	0.14%	61.45%	$200	$0

(1) Financial information is for the quarter ending March 31, 2010.

Source:	SNL Financial LC. and RP ® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2010 or Most Recent Date Available

			NPAs &				Rsrves/
		REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution		Assets	Assets	Loans	Loans	NPLs	90+Del	Chargoffs	Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Anchor Bank of Aberdeen WA		2.67%	6.47%	8.11%	4.27%	50.49%	47.65%	$10,290	2.62%

All Public Companies
Averages		0.51%	4.25%	4.92%	1.69%	65.87%	52.38%	$1,552	0.72%
Medians		0.20%	2.56%	3.33%	1.39%	45.65%	40.24%	$642	0.32%

State of WA
Averages		1.64%	8.74%	8.12%	2.39%	36.36%	26.40%	$4,957	3.30%
Medians		1.52%	6.49%	5.53%	2.36%	34.98%	22.92%	$4,957	0.93%

Comparable Group
Averages		1.23%	7.22%	8.23%	2.81%	35.76%	27.61%	$3,462	2.38%
Medians		1.21%	7.23%	7.38%	2.58%	33.04%	26.81%	$2,714	1.73%

Comparable Group
BYFC	Broadway Financial Corp. of CA	0.81%	11.30%	12.56%	4.01%	31.91%	29.62%	$1,957	1.60%
CFFC	Community Financial Corp. of VA	0.74%	5.49%	5.26%	1.62%	29.98%	26.81%	$1,015	0.80%
FCLF	First Clover Leaf Fin. Corp. of IL	0.33%	3.00%	3.48%	1.50%	44.28%	36.06%	$700	0.69%
FCFL	First Community Bank Corp. of FL	1.49%	8.80%	11.47%	2.00%	17.46%	16.58%	$4,480	4.69%
FPTB	First PacTrust Bancorp of CA	0.95%	7.25%	7.38%	2.44%	33.04%	21.54%	$2,050	1.12%
HMNF	HMN Financial, Inc. of MN	1.19%	7.30%	NA	3.36%	NA	NA	$7,617	3.88%
PVFC	PVF Capital Corp. of Solon OH (1)	1.24%	9.73%	11.64%	4.69%	40.33%	35.01%	$6,641	4.05%
RVSB	Riverview Bancorp, Inc. of WA	1.73%	5.66%	4.73%	2.72%	57.62%	40.04%	$3,377	1.85%
TSBK	Timberland Bancorp, Inc. of WA	2.24%	6.49%	5.50%	2.00%	36.42%	22.92%	$6,537	4.74%
WSB	WSB Holdings, Inc. of Bowie MD	1.63%	7.21%	12.03%	3.71%	30.83%	19.90%	$248	0.39%

(1) Financial information is for the quarter ending March 31, 2010.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Anchor’s interest rate risk characteristics were considered to be similar to the Peer Group. The Bank’s equity-to-assets and IEA/IBL ratios were somewhat lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Anchor and the Peer Group. In general, the relative fluctuations in the Bank’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Anchor was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Anchor’s assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2010 or Most Recent Date Available

		Balance Sheet Measures
				Non-Earn.	Quarterly Change in Net Interest Income
		Equity/	IEA/	Assets/
Institution		Assets	IBL	Assets	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)

Anchor Bank of Aberdeen WA		8.2%	99.8%	9.8%	8	17	37	48	12	-44

All Public Companies		10.9%	107.8%	6.4%	1	5	6	8	0	-1
State of WA		10.9%	105.9%	7.9%	5	-7	6	9	-7	2

Comparable Group
Averages		9.4%	104.9%	6.9%	4	8	2	9	4	8
Medians		9.4%	104.9%	6.3%	6	2	3	10	-1	8

Comparable Group
BYFC	Broadw ay Financial Corp. of CA	6.0%	102.7%	4.5%	-23	29	-26	24	-4	20
CFFC	Community Financial Corp. of VA	9.0%	104.0%	5.8%	8	29	-7	42	16	7
FCLF	First Clover Leaf Fin. Corp. of IL	11.6%	110.1%	5.8%	6	11	7	20	-14	14
FCFL	First Community Bank Corp. of FL	7.4%	101.3%	7.1%	0	1	10	-9	-11	-11
FPTB	First PacTrust Bancorp of CA	10.9%	105.7%	6.1%	-12	2	-1	0	14	35
HMNF	HMN Financial, Inc. of MN	9.2%	106.5%	4.0%	11	-3	-18	16	2	22
PVFC	PVF Capital Corp. of Solon OH (1)	9.6%	107.3%	6.4%	NA	-1	35	-31	36	-4
RVSB	Riverview Bancorp, Inc. of WA	7.0%	100.0%	10.9%	20	-1	6	21	19	-1
TSBK	Timberland Bancorp, Inc. of WA	10.8%	103.5%	9.0%	-7	-3	-1	-1	-14	-9
WSB	WSB Holdings, Inc. of Bowie MD	12.5%	107.5%	9.2%	29	19	15	3	-4	9

(1) Financial information is for the quarter ending March 31, 2010.
NA=Change is greater than 100 basis points during the quarter.

Source:
SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Anchor’s operations and financial condition; (2) monitor Anchor’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Anchor’s value, or Anchor’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Groups’ financial strengths are noted as follows:

■
Overall A/L Composition. Loans funded by retail deposits were the primary components of both Anchor’s and the Peer Group’s balance sheets. The Peer Group’s interest-earning asset composition exhibited a slightly higher concentration

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

of loans with a modestly higher degree of diversification into higher risk and higher yielding types of loans. In comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a higher yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio. Anchor’s funding composition indicated a lower proportion of deposits and a higher proportion of borrowings than the comparable Peer Group ratio (which translated into a higher cost of funds for the Bank). As a percent of assets, Anchor maintained a lower level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Bank. After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio will exceed the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

■
Credit Quality. The Bank’s ratio of OREO was higher than the Peer Group average, while total NPAs as a percent of total assets were lower the comparable Peer Group ratios. Loss reserves as a percent loans and as a percent of NPAs were higher for Anchor. Net loan charge-offs were much higher for Anchor, while the Bank’s risk weighted assets-to-assets ratio was similar to the Peer Group’s. Anchor also reported a slightly lower level of construction/land loans as a percent of asset, compared to the Peer Group average. The perceived credit risk in Anchor’s loan portfolio was deemed to be similar to the Peer Group based on loan composition. Overall, RP Financial concluded that credit quality was a slightly positive factor in our adjustment for financial condition.

■
Balance Sheet Liquidity. Anchor operated with a similar level of cash and investment securities relative to the Peer Group (18.0% of assets versus 18.2% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be lower than the Peer Group’s, given the higher level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

■
Funding Liabilities. Anchor’s interest-bearing funding composition reflected a lower concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for Anchor. In the past year, Anchor has substantially lowered the level of wholesale deposit funds, in the form of brokered CDs to fund operations. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group’s ratio, which was attributable to Anchor’s lower equity position. Following the stock offering, the increase in the Bank’s equity position should provide Anchor with a lower ratio of interest-bearing liabilities than maintained by the Peer Group, although the funding base which includes higher borrowings will remain. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

■
Equity. The Peer Group currently operates with a higher equity-to-assets ratio than the Bank. Following the stock offering, Anchor’s pro forma equity position is expected to exceed the Peer Group’s equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s equity ratio will likely result in a lower ROE. On balance, RP Financial

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

concluded that equity strength was a slightly positive factor in our adjustment for financial condition.

On balance, Anchor’s pro forma financial condition was somewhat favorable than the Peer Group’s after considering the above factors and, thus, a moderate upward adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

■
Reported Earnings. For the fiscal year ended June 30, 2010, Anchor reported net income of $420,000, or 0.07% of average assets, versus average and median net losses of 0.63% and 0.44% of average assets for the Peer Group. The Bank’s higher net income ratio was largely due to lower levels of provisions for loan losses, and a tax benefit. The Peer Group recorded a similar level of non-interest operating income and a lower level of operating expenses, along with a higher level of net interest income. A key difference between the Bank and the Peer Group is Anchor’s higher funding costs, which resulted in a yield/cost spread that was lower than the Peer Group’s. Non-operating items (net losses) had a relatively greater impact on the Bank’s income statement, with most such losses related to OREO expenses and workouts. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank’s bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. The Bank’s similar level of NPAs, which impacted the income statement in the most recent period through higher loan loss provisions and loss of interest income, will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred. However, the Peer Group can also be expected to experience losses related to problem assets. On balance, RP Financial concluded that the Bank’s reported earnings were a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

■
Core Earnings. As noted above, Anchor’s income statement was impacted by non-operating items, including OREO expenses. The Peer Group reported similar items affecting the income statement, including substantial loan loss provisions and modest levels of net non-operating income, on average. Both the Bank and Peer Group’s recurring income and expense sources included net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest income ratio, a lower yield/cost spread, a higher operating expense ratio and a similar level of non-interest operating income. The Bank’s ratios for net interest income and operating expenses translated into an expense coverage ratio that was less favorable than the Peer Group’s ratio (equal to 0.87x for the Bank and 1.09x for the Peer Group). Similarly, the Bank’s efficiency ratio of 90.0% was less favorable than the Peer Group’s efficiency ratio of 72.7%.

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

Total loss provisions had a smaller impact on the Bank’s income statement, and as noted above, the current levels of NPAs for both the Bank and Peer Group will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred.

Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the ESOP and operations as a publicly-traded company. Therefore, RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

■
Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank’s net interest income ratios. Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for the Bank compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank’s net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

■
Credit Risk. Loan loss provisions were a much larger factor in the Peer Group’s most recent 12 month earnings stream (1.99% of average assets versus 0.44% of average assets for Anchor). In terms of future exposure to credit quality related losses, Anchor maintained a slightly lower concentration of assets in loans, and lending diversification into higher risk types of loans was slightly lower for the Bank, while risk weighed assets-to-assets were similar for both. Credit quality measures examined were similar for both. The ratio of loan loss reserves to total loans and reserve coverage ratios were higher for Anchor. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

■
Earnings Growth Potential. The Bank maintained a less favorable interest rate spread than the Peer Group, which would tend to limit the net interest income ratio going forward. The infusion of stock proceeds will provide Anchor with more significant growth potential through leverage than currently maintained by the Peer Group. The Bank’s higher operating expense ratio implies less earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

■
Return on Equity. Currently, the Bank’s ROE on either a reported or core basis is higher than the Peer Group’s ROE, although reported earnings have been supported by tax benefits in the last two fiscal years. Following the increase in equity that will be realized from the infusion of net stock proceeds into the Bank, Anchor’s pro forma ROE on a core earnings basis will improve based on reinvestment of the conversion proceeds. Accordingly, this was a moderately positive factor in the adjustment for profitability, growth and viability of earnings.

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

On balance, Anchor’s pro forma earnings strength was considered to be similar to the Peer Group’s and, thus, no adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

Anchor’s assets decreased at an annual rate of 16.5% during the most recent 12 month period, while the Peer Group’s assets decreased by 1.2% over the same time period. The Bank’s asset decline was due to an intentional runoff of higher cost wholesale deposit funds (brokered deposits), along with a strategy of reducing asset size to assist in attaining compliance with the Order’s tier 1 capital requirement of 10%. Seven of the ten Peer Group companies reported declines in assets, with loans declining on average for the Peer Group, offset by growth in cash and investments. For Anchor both loans and cash and investments declined. On a pro forma basis, Anchor’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. However, due to a desire to resolve asset quality issues prior to pursuing growth, and to maintain a strong regulatory capital position, the timing and ability of Anchor to expand the asset base in a cost efficient manner and in a reasonable time period remains uncertain. In addition, the Bank will continue to operate under the conditions of the Order for a period of time following completion of the conversion, which has a number of operating restrictions. On balance, we concluded that a slight downward valuation adjustment was warranted for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local markets served. Anchor serves the western and southern Washington State region through 16 office locations in six counties. One section of the Bank’s market area, the more metropolitan areas of the Puget Sound region which includes the cities of Olympia and Tacoma, has exhibited favorable demographic and economic growth trends in recent years, with an economy that has not experienced boom or bust periods as has been common in other areas of the country. These areas provide a larger population base and economy for banking business opportunities. However, the more rural market area of Gray’s Harbor County, the Bank’s original market area, has a substantially lower population and economic base, and less favorable growth characteristics, which reduces the Bank’s overall future prospects. The demographic characteristics of the Bank’s market areas have also fostered a highly competitive banking

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

environment, in which the Bank competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies operate in a mix of suburban and rural markets, with the markets served by the Peer Group companies having comparable or larger populations compared to Grays Harbor County. Two of the 10 Peer Group companies are located in the state of Washington, and two others are located in the western region of the United States. The markets served by the Peer Group companies, on average, reflect much higher population bases for potential customers, reflect similar historical population growth and higher per capita income compared to Grays Harbor County. The average and median deposit market shares maintained by the Peer Group companies were below the Bank’s market share of deposits in Grays Harbor County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Anchor, while the growth potential in the markets served by the Peer Group companies was also viewed to be similar, given the Bank’s expanded market area beyond Grays Harbor County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, June 2010 unemployment rates for all but two of the markets served by the Peer Group companies were lower than the comparable unemployment rate for Grays Harbor. On balance, we concluded that a slight downward adjustment was appropriate for the Bank’s market area.

Table 4.1
Market Area Unemployment Rates
Anchor and the Peer Group Companies(1)

		June 2010
	County	Unemployment
Anchor - WA	Grays Harbor	12.0%

Peer Group Average		9.9%

HMN Financial, Inc. – MN	Olmsted	5.4
PVF Capital Corp. - OH	Cuyahoga	9.7
First PacTrust Bancorp – CA	San Diego	10.5
Riverview Bancorp - WA	Clark	12.4
Timberland Bancorp – WA	Gray’s Harbor	12.0
First Clover Leaf Fin. Corp. - IL	Madison	10.2
Community Financial Corp. - VA	Staunton	7.7
Broadway Financial Corp. - CA	Los Angeles	12.3
First Community Bank Corp. - FL	Lake	11.6
WSB Holdings, Inc. - MD	Prince George’s	7.4

(1) Unemployment rates are not seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Three of the 10 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.36% to 4.55%. The average dividend yield on the stocks of the Peer Group institutions equaled 0.80% as of August 20, 2010. As of August 20, 2010, approximately 64% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 3.08%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting, and the prospectus indicates that Anchor does not intend to pay a dividend for the first three years of post-conversion operations. The Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma capitalization, however there is substantial uncertainty of the future operating environment in terms of resolving the Bank’s problem assets and a return to recurring profitability. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $5.1 million to $50.3 million as of August 20, 2010, with average and median market values of $25.2 million and $20.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.7 million to 25.4 million, with average and median shares outstanding of 7.9 million and 6.7 million, respectively. The Bank’s stock offering is expected to have a pro forma market value that will be higher than the average and median market values indicated for the Peer Group, and a lower number of shares outstanding than the average and median indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank’s stock is expected to be quoted on the

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank’s public stock will have a similar trading market as the Peer Group companies on average and, therefore, concluded that no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Anchor (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Washington. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started the fourth quarter of 2009 with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the Dow Jones industrial Average (“DJIA”) above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve’s commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar’s surge upended stocks in mid-December. Helped by some positive economic data and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.

Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China held stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. Weak economic data pulled stocks lower at the end of February, although the 2.6% increase in the DJIA for the month of February was its strongest showing since November.

The DJIA moved back into positive territory for 2010 in early-March, as the broader market rallied on a better-than-expected employment report for February. Stocks trended higher through mid-March, with the DJIA closing up for eight consecutive trading sessions. Factors contributing to the eight day winning streak included bullish comments by Citigroup, expectations of continued low borrowing costs following the Federal Reserve’s mid-March meeting that concluded with keeping its target rate near zero and a brightening

RP® Financial, LC.	VALUATION ANALYSIS
IV.11

manufacturing outlook. Following a one day pull back, the positive trend in the broader market continued heading into late-March. Gains in the health-care sector following the passage of health-care legislation, better-than-expected existing home sales in February, first time jobless claims falling more than expected and solid earnings posted by Best Buy all contributed to the positive trend in stocks. The DJIA moved to a 19-month high approaching the end of the first quarter, as oil stocks led the market higher in response to new evidence of global economic strength. Overall, the DJIA completed its best first quarter since 1999, with a 4.1% increase for the quarter.

More signs of the economy gaining strength sustained the positive trend in the broader stock market at the start of the second quarter of 2010. The DJIA closed above 11000 heading into mid-April, based on growing optimism about corporate earnings and a recovering economy. Fraud charges against Goldman Sachs halted a six day rally in the market in mid-April, as financial stocks led a one day sell-off in the broader market. The broader stock market generally sustained a positive trend during the second half of April, with encouraging first quarter earnings reports and favorable economic data supporting the gains. Financial stocks pulled the broader stock market lower at the end of April on news of a criminal investigation of Goldman Sachs. The sell-off in the stock market sharpened during the first week of May, largely on the basis of heightened concerns about possible ripple effects stemming from Greece’s credit crisis. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece’s financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe’s credit crisis and an unexpected increase in U.S. jobless claims. China’s promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain’s credit rekindled investors’ fears about Europe’s economy. Overall, it was the worst May for the DJIA since 1940. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery. Weak housing data for May and persistent worries about the global economy pulled stocks

RP® Financial, LC.	VALUATION ANALYSIS
IV.12

lower in late-June. The DJIA closed out the second quarter of 2010 at a new low for the year, reflecting a decline of 10% for the second quarter.

A disappointing employment report for June 2010 extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. Renewed concerns about the economy snapped the seven day winning streak in the DJIA, although losses in the broader stock market were pared on news that Goldman Sachs reached a settlement with the SEC. Stocks slumped heading into the second half of July, as Bank of America and Citigroup reported disappointing second quarter earnings and an early-July consumer confidence report showed that consumers were becoming more pessimistic. Favorable second quarter earnings supported a rally in the broader stock market in late-July, with the DJIA moving back into positive territory for the year. Overall, the DJIA was up 7.1% for the month of July, which was its strongest performance in a year.

Better-than-expected economic data helped to sustain the stock market rally at the beginning of August 2010, but stocks eased lower following the disappointing employment report for July. The downturn in the broader stock market accelerated in the second half of August, as a number of economic reports for July showed the economy was losing momentum which more than overshadowed a pick-up in merger activity. On August 20, 2010, the DJIA closed at 10213.62, an increase of 9.5% from one year ago and a decrease of 2.1% year-to-date, and the NASDAQ closed at 2179.76, an increase of 9.6% from one year ago and a decrease of 3.9% year-to-date. The Standard & Poor’s 500 Index closed at 1071.69 on August 20, 2010, an increase of 6.4% from one year ago and a decrease of 3.9% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of fourth quarter of 2009. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks

RP® Financial, LC.	VALUATION ANALYSIS
IV.13

edged lower following the Federal Reserve’s early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to deterioration in credit quality.

Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. Comments by the Federal Reserve Chairman that short-term interest rates were likely to remain low for at least several months helped thrift stocks to ease higher in late-February.

The thrift sector moved higher along with the broader stock market in-early March 2010, aided by the better-than-expected employment report for February. Financial

RP® Financial, LC.	VALUATION ANALYSIS
IV.14

stocks propelled the market higher heading into mid-March on optimism that Citigroup would be able to repay the U.S. Government after a successful offering of trust preferred securities. The Federal Reserve’s recommitment to leaving its target rate unchanged “for an extended period” sustained the positive trend in thrift stocks through mid-March. Thrift stocks bounced higher along with the broader stock market heading into late-March, which was followed by a slight pullback as debt worries sent the yields on Treasury notes higher.

An improving outlook for financial stocks in general, along with positive reports for housing, employment and retail sales, boosted thrift stocks at the start of the second quarter of 2010. A nominal increase in March consumer prices and a strong first quarter earnings report from JP Morgan Chase & Co. supported a broad rally in bank and thrift stocks heading into mid-April, which was followed by a pullback on news that the SEC charged Goldman Sachs with fraud. Thrift stocks generally underperformed the broader stock market during the second half of April, as financial stocks in general were hurt by uncertainty about the progress of financial reform legislation, Greece’s debt crisis and news of a criminal investigation of Goldman Sachs. Thrift stocks retreated along the broader stock market in the first week of May, based on fears that the growing debt crisis in Europe could hurt the economic recovery. Likewise, thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then retreated heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then declined along with the broader stock market at the close of May. Some positive economic reports provided a boost to thrift stocks at the start of June, which was followed a sharp decline in the sector on the disappointing employment report for May. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June. Weaker-than-expected housing data for May and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June.

Thrift stocks declined along with the broader stock market at the start of the third quarter of 2010, as home sales in May declined sharply following the expiration of a special tax credit for home buyers. A report showing that home loan delinquencies increased in May further depressed thrift stocks, while the broader market moved higher on more attractive valuations. Financial stocks helped to lead the stock market higher through mid-July, as State

RP® Financial, LC.	VALUATION ANALYSIS
IV.15

Street projected a second quarter profit well above analysts’ forecasts which fueled a more optimistic outlook for second quarter earnings reports for the financial sector. Thrift stocks retreated along with the financial sector in general in mid-July on disappointing retail sales data for June and second quarter earnings results for Bank of America and Citigroup reflecting an unexpected drop in their revenues. Some favorable second quarter earnings reports which reflected improving credit measures helped to lift the thrift sector in late-July and at the beginning of August. Thrift stocks pulled back along with the broader market on weak employment data for July, which raised fresh concerns about the strength of the economy and the risk of deflation. The sell-off in thrift stocks became more pronounced in the second half of August, with signs of slower growth impacting most sectors of the stock market. Thrift stocks were particularly hard hit by the dismal housing data for July, which showed sharp declines in both existing and new home sales. On August 20, 2010, the SNL Index for all publicly-traded thrifts closed at 538.58, a decrease of 5.1% from one year ago and a decrease of 8.3% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Two standard conversions and six second-step conversions have been completed during the past three months. The recently completed standard conversion offerings are considered to be more relevant for our analysis, which were completed in early-June and

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

early July. As shown in Table 4.2, Peoples Federal Bancshares’ conversion offering was completed at the supermaximum of the offering range, while Fairmont Bancorp’s offering was completed between the minimum and the midpoint of the offering range. The average closing pro forma price/tangible book ratio of these recent standard conversion offerings equaled 54.3%. Both of these companies reported strong asset quality ratios and profitable pro forma operations. On average, these two standard conversion offerings reflected a 13.5% increase in price from their IPO prices after the first week of trading. As of August 20, 2010, the recent standard conversion offerings reflected an average increase of 13.1% in price from their IPO prices.

Shown in Table 4.3 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 74.47%, based on closing stock prices as of August 20, 2010.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Anchor’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were five Washington thrift acquisitions completed from the beginning of 2000 through August 20, 2010, and there are currently no acquisitions pending of a Washington savings institution. The recent acquisition activity involving Washington savings institutions may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence Anchor’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Anchor’s stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

Table 4.2
Pricing Characteristics and After-Market Trends
Conversions Completed in Trailing 3 Months

Institutional Information			Pre-Conversion Data								Contribution to		Insider Purchases
			Financial Info.		Asset Quality		Offering Information				Char. Found.		% Off Incl. Fdn.+Merger Shares
							Excluding Foundation					% of	Benefit Plans
				Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&
	Conversion		Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.		Excl. Fdn.	ESOP	Plans	Option	Dirs.
Institution	Date	Ticket	($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)	Form	(%)	(%)	(%)	(%)	(%)(2)

Standard Conversions
Peoples Fed Bncshres, Inc. - MA*	7/7/10	PEOP-OTCBB	$488	10.77%	0.32%	199%	$66.1	100%	132%	2.8%	S	8.0%	8.0%	4.0%	10.0%	3.3%
Fairmount Bancorp, Inc. - MD	6/3/10	FMTB-OTCBB	$67	10.57%	0.40%	152%	$4.4	100%	89%	15.8%	N.A.	N.A.	8.0%	4.0%	10.0%	14.6%

Averages - Standard Conversions:			$277	10.67%	0.36%	175%	$35.3	100%	111%	9.3%	N.A.	N.A.	8.0%	4.0%	10.0%	9.0%
Medians - Standard Conversions:			$277	10.67%	0.36%	175%	$35.3	100%	111%	9.3%	N.A.	N.A.	8.0%	4.0%	10.0%	9.0%

Second Step Conversions
Jacksonville Bancorp, Inc. - IL*	7/15/10	JXSB-NASDAQ	$290	9.12%	1.02%	111%	$10.4	54%	89%	12.0%	N.A.	N.A.	4.0%	0.0%	10.0%	9.6%
Colonial Fin. Services, Inc. - NJ*	7/13/10	COBK-NASDAQ	$568	8.20%	0.43%	124%	$23.0	55%	85%	8.0%	N.A.	N.A.	4.0%	4.0%	10.0%	1.6%
Viewpoint Fin. Group - TX*	7/7/10	VPFG-NASDAQ	$2,477	8.42%	0.61%	108%	$198.6	57%	99%	4.0%	N.A.	N.A.	4.0%	4.0%	10.0%	0.2%
Oneida Financial Corp. - NY*	7/7/10	ONFC-NASDAQ	$596	9.61%	0.90%	1041%	$31.5	55%	100%	8.0%	N.A.	N.A.	4.0%	4.0%	10.0%	4.2%
Fox Chase Bancorp, Inc., PA	6/29/10	FXCB-NASDAQ	$1,156	10.83%	2.91%	38%	$87.1	60%	85%	5.0%	N.A.	N.A.	4.0%	3.1%	7.9%	0.7%
Oritani Financial Corp., NJ*	6/24/10	ORIT-NASDAQ	$2,054	12.38%	2.03%	60%	$413.6	74%	106%	2.8%	N.A.	N.A.	4.0%	4.0%	10.0%	0.5%

Averages - Second Step Conversions:			$1,190	9.76%	1.32%	247%	$127.4	59%	94%	6.6%	N.A.	N.A.	4.0%	3.2%	9.6%	2.8%
Medians - Second Step Conversions:			$876	9.37%	0.96%	109%	$59.3	56%	94%	6.5%	N.A.	N.A.	4.0%	4.0%	10.0%	1.1%

Institutional Information				Pro Forma Data								Post-IPO Pricing Trends
				Pricing Ratios(3)(6)				Financial Charac.				Closing Price:
			Initial									First		After		After				Mths
			Div.		Core			Core		Core	IPO	Trading	%	First	%	First	%	Thru	%	Since
	Conversion		Yield	P/TB	P/E		P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(4)	Chge	Month(5)	Chge	8/20/10	Chge	Conv.
Institution	Date	Ticket	(%)	(%)	(x)		(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Peoples Fed Bncshres, Inc. - MA*	7/7/10	PEOP-OTCBB	0.00%	64.7%	45.5	x	13.1%	0.3%	20.2%	1.4%	$10.00	$10.40	4.0%	$10.69	6.9%	$10.42	4.2%	$10.37	3.7%	1.4
Fairmount Bancorp, Inc. - MD	6/3/10	FMTB-OTCBB	0.00%	43.9%	11.4	x	6.5%	0.6%	14.8%	0.6%	$10.00	$11.00	10.0%	$12.00	20.0%	$11.00	10.0%	$12.25	22.5%	2.6
Averages - Standard Conversions:			0.00%	54.3%	28.5	x	9.8%	0.4%	17.5%	1.0%	$10.00	$10.70	7.0%	$11.35	13.5%	$10.71	7.1%	$11.31	13.1%	2.0
Medians - Standard Conversions:			0.00%	54.3%	28.5	x	9.8%	0.4%	17.5%	1.0%	$10.00	$10.70	7.0%	$11.35	13.5%	$10.71	7.1%	$11.31	13.1%	2.0

Second Step Conversions
Jacksonville Bancorp, Inc. - IL*	7/15/10	JXSB-NASDAQ	3.00%	59.3%	19.07		6.5%	0.3%	11.0%	2.9%	$10.00	$10.65	6.5%	$10.58	5.8%	$10.13	1.3%	$10.12	1.2%	1.2
Colonial Fin. Services, Inc. - NJ*	7/13/10	COBK-NASDAQ	0.00%	63.4%	14.01		7.1%	0.5%	11.2%	4.5%	$10.00	$10.05	0.5%	$9.65	-3.5%	$9.80	-2.0%	$9.80	-2.0%	1.2
Viewpoint Fin. Group - TX*	7/7/10	VPFG-NASDAQ	0.00%	93.2%	28.61		13.2%	0.5%	14.2%	3.3%	$10.00	$9.50	-5.0%	$9.55	-4.5%	$9.70	-3.0%	$9.31	-6.9%	1.4
Oneida Financial Corp. - NY*	7/7/10	ONFC-NASDAQ	6.00%	97.3%	15.12		9.2%	0.6%	9.9%	4.5%	$8.00	$7.50	-6.3%	$7.50	-6.3%	$7.90	-1.3%	$7.69	-3.9%	1.4
Fox Chase Bancorp, Inc., PA	6/29/10	FXCB-NASDAQ	0.00%	72.1%	NA		11.8%	-0.1%	16.4%	-0.6%	$10.00	$9.59	-4.1%	$9.60	-4.0%	$9.68	-3.2%	$9.35	-6.5%	1.7
Oritani Financial Corp., NJ*	6/24/10	ORIT-NASDAQ	3.00%	89.4%	38.03		23.0%	0.6%	25.7%	2.4%	$10.00	$10.31	3.1%	$9.86	-1.4%	$9.91	-0.9%	$9.43	-5.7%	1.9
Averages - Second Step Conversions:			2.00%	79.1%	23.0	x	11.8%	0.4%	14.7%	2.8%	$9.67	$9.60	-0.9%	$9.46	-2.3%	$9.52	-1.5%	$9.28	-4.0%	1.5
Medians - Second Step Conversions:			1.50%	80.7%	19.1	x	10.5%	0.5%	12.7%	3.1%	$10.00	$9.82	-1.8%	$9.63	-3.8%	$9.75	-1.6%	$9.39	-4.8%	1.4

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.August 20, 2010
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.	August 20, 2010

RP® Financial, LC.	VALUATION ANALYSIS
IV.18

Table 4.3
Market Pricing Comparatives
Prices As of August 20, 2010

	Market
	Capitalization		Per Share Data									Dividends(4)			Financial Characteristics(6)
			Core	Book	Pricing Ratios(3)														Reported		Core
Financial Institution	Price/Share(1)	Market Value	12 Month EPS(2)	Value/Share	P/E		P/B	P/A	P/TB	P/Core		Amount/Share	Yield	Payout Ratio(5)	TotalAssets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)			(%)	(%)														(%)

All Public Companies	$9.64	$278.43	$(0.12)	$12.76	18.97	x	77.06%	9.27%	84.79%	18.97	x	$0.23	1.99%	30.49%	$2,696	11.43%	10.67%	4.25%	-0.08%	0.33%	-0.13%	-0.47%
Converted Last 3 Months (no MHC)	$9.44	$168.59	$0.36	$13.86	24.00	x	69.80%	11.56%	74.47%	22.13	x	$0.18	2.11%	12.66%	$1,196	8.92%	8.26%	0.68%	0.36%	3.66%	0.39%	4.12%
State of WA	$6.28	$453.32	$(0.60)	$10.97	15.94	x	50.01%	6.14%	57.53%	11.35	x	$0.05	0.33%	21.28%	$4,176	12.28%	10.99%	8.74%	-1.10%	-6.73%	0.99%	-5.81%

Converted Last 3 Months (no MHC)
COBKD Colonial Financial Serv. of NJ	$9.80	$40.90	$0.71	$15.78	20.42	x	62.10%	6.97%	62.10%	13.80	x	$0.00	0.00%	0.00%	$587	7.46%	7.46%	1.33%	0.34%	4.58%	0.50%	6.77%
FXCB Fox Chase Bancorp, Inc. of PA	$9.35	$136.01	$(0.08)	$13.88	NM		67.36%	11.03%	67.36%	NM		$0.00	0.00%	NM	$1,233	10.86%	10.86%	NA	-0.09%	-0.87%	-0.09%	-0.87%
JXSBD Jack-sonville Bancorp Inc of IL	$10.12	$19.47	$0.52	$18.27	12.81	x	55.39%	6.52%	60.06%	19.46	x	$0.30	2.96%	37.97%	$298	8.59%	7.67%	NA	0.51%	5.93%	0.34%	3.90%
ONFC Oneida Financial Corp. of NY	$7.69	$55.10	$0.53	$11.69	14.79	x	65.78%	8.85%	93.55%	14.51	x	$0.53	6.89%	NM	$624	8.74%	5.11%	0.09%	0.60%	6.84%	0.61%	6.97%
ORIT Oritani Financial Corp of NJ	$9.43	$529.98	$0.26	$11.18	34.93	x	84.35%	21.68%	84.35%	36.27	x	$0.30	3.18%	NM	$2,444	15.77%	15.77%	NA	0.62%	3.94%	0.60%	3.79%
PEOP Peoples Fed Bancshrs Inc of MA	$10.37	$74.06	$0.22	$15.45	37.04	x	67.12%	13.58%	67.12%	NA		$0.00	0.00%	0.00%	$546	0.00%	0.00%	NA	0.37%	NM	0.29%	NM
VPFG View-Point Financal Group of TX	$9.31	$324.59	$0.35	$10.76	NM		86.52%	12.29%	86.77%	26.60	x	$0.16	1.72%	NM	$2,642	11.05%	10.98%	0.61%	0.17%	1.55%	0.46%	4.18%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.19

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. As part of future planning activities, the Bank intends to hire a chief operating officer in the future to further strengthen the senior management team.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted Washington state regulated institution, Anchor will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

Table 4.4
Valuation Adjustments
Anchor Bank of Washington and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Downward
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

●
P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

●	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value,

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

●
P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 20, 2010, the pro forma market value of the Bank’s full conversion offering equaled $30,000,000 at the midpoint, equal to 3,000,000 shares at $10.00 per share.

1.           Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported net income of $420,000 for the 12 months ended June 30, 2010, which included a tax benefit of $3.0 million. Anchor’s income statement for the latest fiscal year also included a number of non-operating income or expense items, such as gains on the sale of loans ($951,000), reserves for writedowns of OREO ($3,143,000), gains on the sale of investments ($88,000), and losses on the sale of fixed assets ($115,000). As these non-operating items may or may not recur, particularly gains or losses related to the resolution of OREO properties and the gains on sale of loans, we were unable to determine a core earnings base for valuation purposes. In addition, there is a level of uncertainty as to the future need for

RP® Financial, LC.	VALUATION ANALYSIS
IV.22

loan loss provisions. Thus, we utilized the Bank’s reported earnings as a core earnings base. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

However, as shown in Table 4.5, only two of the Peer Group companies reported positive reported earnings over the most recent 12 month period, and there were only two meaningful price/earnings multiples and one price/core earnings multiple. Thus, we were unable to utilize Peer Group price/earnings and price/core earnings multiples for comparative purposes.

Based on the Bank’s positive earnings for the 12 months ended June 30, 2010, we were able to calculate a pro forma earnings multiple. Based on the $30.0 million midpoint valuation, the Bank’s pro forma price/earnings and price/core earnings multiples both equaled 43.57 times (see Table 4.5 below).

2.           Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $30.0 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 41.74% (see Table 4.4 below). In comparison to the average P/B and P/TB ratios for the Peer Group of 41.45% and 43.98%, the Bank’s ratios reflected a premium of 0.70% on a P/B basis and a discount of 5.1% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 39.67% and 41.62%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected a premium of 5.2% on a P/B basis and a premium of 0.3% on a P/TB basis, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 48.95%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected premiums of 18.1% and 11.3%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflect premiums of 23.4% and 17.6%, respectively. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

RP® Financial, LC.	VALUATION ANALYSIS
IV.23

Table 4.5
Public Market Pricing
Anchor Bank of Aberdeen WA and the Comparables
As of August 20, 2010

	Market		Per Share Data
	Capitalization		Core	Book	Pricing Ratios(3)							Dividends(4)			Financial Characteristics(6)
	Price/	Market	12 Month	Value/								Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
	Share(1)	Value	EPS(2)	Share	P/E		P/B	P/A	P/TB	P/Core		Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Anchor Bank of Aberdeen WA
Superrange	$10.00	$39.68	$0.20	$20.44	50.86	x	48.95%	6.83%	48.95%	50.86	x	$0.00	0.00%	0.00%	$581	13.95%	13.95%	6.06%	0.13%	0.96%	0.13%	0.96%
Maximum	$10.00	$34.50	$0.21	$22.08	47.19	x	45.31%	5.99%	45.31%	47.19	x	$0.00	0.00%	0.00%	$576	13.21%	13.21%	6.11%	0.13%	0.96%	0.13%	0.96%
Midpoint	$10.00	$30.00	$0.23	$23.96	43.57	x	41.74%	5.24%	41.74%	43.57	x	$0.00	0.00%	0.00%	$572	12.56%	12.56%	6.16%	0.12%	0.96%	0.12%	0.96%
Minimum	$10.00	$25.50	$0.25	$26.50	39.48	x	37.72%	4.49%	37.72%	39.48	x	$0.00	0.00%	0.00%	$568	11.90%	11.90%	6.20%	0.11%	0.96%	0.11%	0.96%

All Non-MHC Public Companies (7)
Averages	$10.02	$320.07	$(0.19)	$13.91	18.69	x	70.83%	8.19%	78.82%	17.84	x	$0.24	2.02%	31.48%	$2,930	11.05%	10.26%	4.06%	-0.16%	0.33%	-0.22%	-0.65%
Medians	$9.78	$61.54	$0.23	$13.56	15.52	x	68.12%	6.96%	75.42%	15.81	x	$0.20	1.79%	0.00%	$967	9.85%	8.97%	2.63%	0.22%	2.43%	0.17%	1.60%

All Non-MHC State of WA (7)
Averages	$6.28	$453.32	$(0.60)	$10.97	15.94	x	50.01%	6.14%	57.53%	11.35	x	$0.05	0.33%	21.28%	$4,176	12.28%	10.99%	8.74%	-1.10%	-6.73%	-0.99%	-5.81%
Medians	$4.08	$53.40	$(0.32)	$9.93	15.94	x	41.04%	4.92%	43.00%	11.35	x	$0.00	0.00%	0.00%	$1,085	11.55%	10.14%	6.49%	-0.46%	-4.12%	-0.36%	-3.33%

Comparable Group Averages
Averages	$3.82	$25.19	$(1.07)	$9.31	20.55	x	41.45%	3.64%	43.98%	5.90	x	$0.05	0.80%	0.00%	$694	10.02%	9.46%	7.22%	-0.75%	-8.86%	-0.81%	-9.80%
Medians	$3.45	$20.68	$(0.36)	$9.21	20.55	x	39.67%	3.55%	41.62%	5.90	x	$0.00	0.00%	0.00%	$648	9.79%	9.41%	7.23%	-0.46%	-5.47%	-0.71%	-8.18%

Comparable Group
BYFC Broadway Financial Corp. of CA	$2.94	$5.13	$(3.45)	$9.90	NM		29.70%	0.93%	29.70%	NM		$0.04	1.36%	NM	$552	6.01%	6.01%	11.30%	-1.21%	-19.26%	-1.16%	-18.41%
CFFC Community Financial Corp. of VA	$4.19	$18.28	$0.71	$8.62	5.90	x	48.61%	3.31%	48.61%	5.90	x	$0.00	0.00%	0.00%	$552	9.03%	9.03%	5.49%	0.57%	6.40%	0.57%	6.40%
FCLF First Clover Leaf Fin. Corp. of IL	$5.28	$41.91	$0.12	$9.80	35.20	x	53.88%	7.44%	64.31%	NM		$0.24	4.55%	NM	$563	13.81%	11.84%	3.00%	0.20%	1.52%	0.16%	1.22%
FCFL First Community Bank Corp. of FL	$1.42	$7.75	$(3.17)	$3.59	NM		39.55%	1.50%	39.55%	NM		$0.00	0.00%	NM	$516	7.38%	7.38%	8.80%	-3.05%	-38.41%	-3.17%	-39.92%
FPTB First PacTrust Bancorp of CA	$9.60	$40.74	$(0.35)	$18.21	NM		52.72%	4.62%	52.72%	NM		$0.20	2.08%	NM	$881	10.94%	10.94%	7.25%	-0.19%	-1.75%	-0.17%	-1.53%
HMNF HMN Financial, Inc. of MN	$4.32	$18.62	$(2.69)	$15.27	NM		28.29%	1.91%	28.29%	NM		$0.00	0.00%	NM	$975	9.21%	9.21%	7.30%	-1.02%	-10.69%	-1.13%	-11.89%
PVFC PVF Capital Corp. of Solon OH	$1.98	$50.30	$(0.34)	$3.36	NM		58.93%	5.66%	58.93%	NM		$0.00	0.00%	NM	$889	9.60%	9.60%	9.73%	-0.43%	-6.33%	-0.97%	-14.35%
RVSB Riverview Bancorp, Inc. of WA	$1.98	$21.63	$(0.36)	$7.85	NM		25.22%	2.51%	36.13%	NM		$0.00	0.00%	NM	$863	9.98%	7.20%	5.66%	-0.47%	-4.60%	-0.45%	-4.48%
TSBK Timberland Bancorp, Inc. of WA	$3.95	$27.83	$(0.27)	$9.93	NM		39.78%	3.80%	43.69%	NM		$0.00	0.00%	NM	$732	11.70%	10.93%	6.49%	-0.45%	-3.65%	-0.27%	-2.19%
WSB WSB Holdings, Inc. of Bowie MD	$2.50	$19.74	$(0.87)	$6.61	NM		37.82%	4.73%	37.82%	NM		$0.00	0.00%	NM	$418	12.50%	12.50%	7.21%	-1.44%	-11.83%	-1.56%	-12.87%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:   Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.24

3.           Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $30.0 million midpoint of the valuation range, the Bank’s value equaled 5.24% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 3.64%, which implies a premium of 44.0% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 3.55%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 47.6%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, there have been two recently completed standard conversion offerings, Peoples Federal Bancshares and Fairmont Bancorp, Inc. In comparison to the average closing pro forma P/TB ratio for these two offerings of 54.3%, the Bank’s P/TB ratio of 41.7% at the midpoint value reflects an implied discount of 23.1%. At the top of the superrange, the Bank’s P/TB ratio of 49.0% reflects an implied discount of 9.9% relative to the average closing pro forma P/TB ratio. Peoples Federal’s current P/TB ratio, based on a closing stock price as of August 20, 2010, equaled 67.1%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 20, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be

RP® Financial, LC.	VALUATION ANALYSIS
IV.25

increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.